As filed with the Securities and Exchange Commission on June 21, 2004.

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Quepasa Corporation

(Name of small business issuer in its charter)

Nevada	7310	86-0879433
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer I.D. Number)

410 North 44th Street, Suite 450

Phoenix, Arizona 85008

(602) 716-0100

(Address and telephone number of principal executive offices)

410 North 44th Street, Suite 450

Phoenix, Arizona 85008

(Address of principal place of business or intended principal place of business)

Jeffrey S. Peterson, Chief Executive Officer

410 North 44th Street, Suite 450

Phoenix, Arizona 85008

(602) 716-0100

(Name, address and telephone number of agent for service)

Copies to:

Gary A. Agron, Esq.

5445 DTC Parkway, Suite 520

Greenwood Village, Colorado 80111

(303) 770-7254

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.001 Par Value	2,515,096 shares	$1.60	(1)	$4,024,154	$510

This registration statement registers the resale of 2,515,096 shares of common stock, including common stock issuable upon conversion of preferred stock and issuable upon exercise of common stock purchase warrants. The common stock is offered by our selling stockholders and valued at $1.60 per share, the closing price of our common stock on the Electronic Bulletin Board on June 18, 2004.

In addition to the number of shares set forth above, the amount to be registered includes any shares of our common stock issued as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.

The Proposed Maximum Offering Price Per Share and the Proposed Maximum Aggregate Offering Price in the table above are estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933.

We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Dated June 21, 2004	Subject to completion

2,515,096 shares of common stock

QUEPASA CORPORATION

Our selling stockholders are offering an aggregate of 2,515,096 shares of our common stock for sale, comprised of 651,231 shares of common stock, 1,463,865 shares of common stock issuable upon conversion of preferred stock and 400,000 shares of common stock issuable upon exercise of common stock purchase warrants. The shares of common stock will be offered from time to time in open market transactions at prevailing market prices. We will not receive any proceeds from the sale of the common stock offered by the selling stockholders.

Our common stock trades on the Over-the-Counter Electronic Bulletin Board under the symbol “QPSA.” On June 18, 2004, the closing price of the common stock was $1.60 per share.

Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus as we have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where such an offer or sale is not permitted.

SUMMARY

This summary highlights material information regarding our company and the offering contained in this prospectus. You should read the entire prospectus carefully, including the financial information and related notes, before making an investment decision.

Business

Since 1998, we have operated a bilingual (Spanish/English) Internet portal and online community primarily aimed at the United States Hispanic market, and have spent over $50 million developing our brand. Our quepasa.com Website provides users with information and content centered around the Spanish language and offers performance based marketing capabilities in addition to traditional portal services including e-mail and news in Spanish and English. The quepasa.com website is operated and managed by our wholly-owned Sonora, Mexico-based subsidiary, Quepasa.com de Mexico, S.A. de C.V.

Through our wholly-owned subsidiary, Vayala Corporation, we have developed information retrieval and management software technology products, along with performance based marketing capabilities. We intend to provide these products to a diverse clientele within the information technology sector, emphasizing publishers of interactive, online content offerings, certain specialized online communities, online virtual product exchanges and online advertisers that target Spanish speaking users. We believe we are among the first technology companies to develop, deploy and promote performance based online marketing solutions for the Spanish language market.

History

We were incorporated in Nevada in June 1997 as an online media company and completed our initial public offering in June 1999 raising approximately $55 million from the sale of 4,600,000 shares of our common stock at $12.00 per share. In October 2002 we acquired Vayala Corporation and in August 2003, we changed our name from quepasa.com, Inc. to Quepasa Corporation. In August 2003 we reverse split our common stock on the basis of one share for each 20 shares outstanding. Our offices are located at 410 North 44th Street, Suite 450, Phoenix, Arizona 85008, and our telephone number is (602) 716-0100. All references to share amounts throughout this prospectus reflect our reverse stock split.

We file periodic reports under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (“SEC”), and our reports may be accessed on the SEC’s Edgar system at the SEC’s website, www.sec.gov.

The Offering

Common stock offered by the selling stockholders:	2,515,096 shares of common stock, including common stock issuable upon conversion of preferred stock and upon exercise of warrants and options

Common stock outstanding:	4,393,564 shares of common stock as of June 15, 2004

Electronic Bulletin Board Symbol	“QPSA”

Description of Selling Stockholders

Through this prospectus, we are registering the resale of common stock and common stock issuable upon conversion of preferred stock and upon exercise of common stock purchase warrants or options. The common stock and preferred stock were acquired in connection with private placements of our securities in 2003 and 2004. The shares to be registered are comprised of 651,231 shares of common stock, 1,463,865 shares of common stock issuable upon conversion of preferred stock and 400,000 shares of common stock issuable upon exercise of warrants and stock options.

Forward-Looking Statements

This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us which are discussed in the Risk Factors section below as well as throughout this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

SUMMARY FINANCIAL DATA

The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this prospectus.

Statement of Operations Data:

	Years Ended		Three Months Ended
	December 31, 2003	December 31, 2002	March 31, 2004	March 31, 2003
Revenue	$5,774	$20,089	$23,865	$—
Net loss	$2,870,345	$2,460,767	$656,561	$324,958
Net loss per share	$1.25	$2.52	$0.17	$0.22
Weighted average number of shares of common stock outstanding	2,294,592	977,743	3,790,654	1,476,065

Balance Sheet Data:

	December 31, 2003	March 31, 2004
Total assets	$578,910	$985,108
Total liabilities	$152,363	$539,163
Working capital	$(65,582)	$43,265
Stockholders’ equity	$426,547	$445,945
Book value per share	$0.12	$0.11

RISK FACTORS

The shares of common stock offered by this prospectus involve a high degree of risk and represent a highly speculative investment. You should not purchase these shares if you cannot afford the loss of your entire investment. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors in evaluating our company, our business prospects and an investment in our shares of common stock.

Risks Related To Our Business

We Have Incurred Ongoing Operating Losses And Our Auditors Have Issued A “Going Concern” Audit Opinion Indicating That We May Be Unable To Remain In Business.

For the years ended December 31, 2003 and 2002, we incurred losses of $2,870,345 and $2,460,767, respectively, and for the three months ended March 31, 2004, we incurred a loss of $656,561. Our consolidated financial statements as of December 31, 2003 were prepared on the assumption that we may be unable to continue as a going concern and the independent auditors’ reports on our consolidated financial statements as of December 31, 2003 and 2002, included an emphasis paragraph that we may be unable to continue as a going concern.

We Are Generating Negligible Revenue And Expect Future Losses, Which Could Cause Us To Severely Limit Our Operations.

Our revenue for the year ended December 31, 2003 and the three months ended March 31, 2004 was $5,774 and $23,865, respectively. As a result, we incurred losses and experienced negative operating cash flow. As of March 31, 2004, we had an accumulated deficit of approximately $107 million, $103.4 million of which was incurred through December 31, 2002. We are not currently generating significant revenue nor can there be any assurance that we will generate significant revenue in the foreseeable future and expect to continue to report losses in the near future. The losses could cause us to severely limit our operations.

We May Face Liability For Information Content And Commerce-Related Activities, Which Could Adversely Affect Our Financial Condition.

Because materials may be downloaded by the services that we operate or facilitate and the materials may be subsequently distributed to others, we could face claims for errors, defamation, negligence or copyright or trademark infringement based on the nature and content of such materials, which could adversely affect our financial condition. Even to the extent that claims made against us do not result in liability, we may incur substantial costs in investigating and defending such claims.

Although we expect to carry general liability insurance, our insurance may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our financial condition, results of operations and liquidity. In addition, the increased attention focused on liability issues as a result of these lawsuits and legislative proposals could impact the overall growth of Internet use.

Regulations Imposed On The Operation Of Our Quepasa.com Web Site In Mexico Could Be Costly And Time Consuming.

We are subject to regulations imposed by the government of Mexico in connection with the operation of our quepasa.com website from Sonora, Mexico. These regulations are expensive and time consuming with which to comply, and future regulations could have a material adverse effect on our business.

There Can Be No Assurance That Our Information Retrieval Services Will Generate Revenue, The Absence Of Which May Require Us To Curtail Operations.

We have completed the core development of the information retrieval services that we obtained through our acquisition of Vayala but have not generated significant revenue to date from such services. Revenue from our information retrieval and management software technology is expected to result primarily from the number of end-user data retrieval requests processed by our software. Any future agreements with customers will not require them to direct end-users to our retrieval services. Accordingly, revenue from such services is highly dependent upon the willingness of customers to use the retrieval and related services we provide, the ability of our customers to attract end-users to their online services, the volume of end-user inquiries that are processed by our retrieval software, and the ability of customers to generate revenue from traffic through their website retrieval request pages. Our future customers, if any, may also use competing query and directory services to operate in combination with our services, which will reduce the number of queries available for us to service and may erode revenue growth opportunities. In order for us to generate revenue from our information retrieval and software business, we will need to attract customers, develop and deliver new retrieval services, products and features to future customers and establish strategic relationships with our customers. In the absence of doing so, we may be required to curtail our operations.

Competition In The Operation Of Our Web Site And In The Provision Of Our Information Retrieval Services Could Cause Us To Reduce Our Prices Or Increase Our Costs.

Our quepasa.com website competes with a number of other Spanish speaking websites, including websites offered by large multinational Internet companies such as Yahoo. Moreover, we will compete with a number of companies that provide information retrieval services, most of which have operated retrieval services in the market for a longer period, are better known, have greater financial resources, have established marketing relationships with leading online services and advertisers and have secured greater presence in distribution channels. The level of competition could cause us to reduce our prices or increase our costs, either of which would reduce our profitability or increase our losses.

The Legal Environment In Which We Operate Is Uncertain And Claims Against Us Could Cause Our Business To Suffer.

Our information retrieval services make copies of material available on the Internet and other networks and offer this material to end-users. This creates the potential for claims to be made against us (either directly or through contractual indemnification provisions with customers) for defamation, negligence, copyright or trademark infringement, personal injury, invasion of privacy or under other legal theories based on the nature, content, copying, dissemination, collection or use of these materials. It is also possible that if any information provided through our retrieval services contains errors, third parties could make claims against us for losses incurred in reliance on this information. Although we expect to carry general liability insurance, our insurance may not cover potential claims of this type or be inadequate to protect us from all liability that may be imposed.

The Provision of Internet Information Retrieval Services Subjects Us To Risks That Could Result In Cancellation Of Customer Contracts Or Interruptions Of Services To Our Customers.

We are required to provide information retrieval services in accordance with certain specifications as to the functionality and performance of the information retrieval results, the size of the Internet database maintained, the frequency of refreshing the retrieval query database, reliability of the service and retrieval response speeds. Our failure to perform in accordance with these specifications could result in the cancellation of customer contracts. We expect we will be required to expand the capacity of our existing Tempe, Arizona data center or add additional data center space to adequately provide service. These activities require highly specialized personnel and involve many difficult installation, tuning and optimization tasks, and will require us to expend substantial financial and management resources. We could experience difficulties and delays in expanding and stabilizing the cluster of workstations in our existing data center. As a result, there can be no assurance that we will be able to expand our infrastructure to meet any increased customer demand on a timely basis. We house our data centers at hosting facilities operated by independent third parties who take certain precautions to protect our equipment against damage from fire, earthquakes, floods, power and telecommunications failures, sabotage, intentional acts of vandalism and similar events. Despite such precautions, the occurrence of a natural disaster, terrorist activities or other unanticipated problems at our current and future data centers could result in interruptions in the search services provided by us. Such interruptions could result in reductions in, or terminations of, service provided to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

If We Are Unable To Protect Our Intellectual Property Rights, We May Be Unable To Compete With Competitors Developing Similar Technologies.

Our success and ability to compete are substantially dependent upon internally developed software technology which we are developing in connection with the quepasa.com website and our search retrieval services. While we rely on copyright, trade secret and trademark law to protect our technology, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Moreover, we may be unable to develop the performance based marketing portion of our search and retrieval business in the manner we seek due to the existence of certain patents which have been applied for by or issued to others who offer such search results to advertisers.

If We Are Unable To Continually Develop New Products, We Will Be Unable To Attract Or Retain Customers.

The markets for our quepasa.com website and our retrieval services are characterized by rapid technological change, frequent new product introductions, changes in customer demands and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by developing and introducing, on a timely basis, enhancements to the software we use to operate our website and control our retrieval inquiries. There can be no assurance that we will be successful in developing and marketing enhancements to our software that respond to technological change, evolving industry standards or customer requirements.

The Loss Of the Services Of Our Executive Officers And Senior Management Would Harm Our Business.

We depend upon the continued contributions of our executive officers and senior management. We have employment agreements with these individuals, but we do not carry key person life insurance on any of their lives, except Mr. Peterson’s.

If We Are Unable To Raise Additional Capital, We May Be Unable To Maintain Our Operations.

We may need to raise additional funds through debt or equity financing in order to remain in business or to expand our operations. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. There can be no assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we will not be able to maintain our operations, and our business, operating results and financial condition could be materially adversely affected.

Risks Related to the Offering

Shares Of Our Common Stock Which Are Eligible For Immediate Sale By Our Sellling Stockholders May Decrease The Price Of Our Common Stock.

We have 4,393,564 shares outstanding, substantially all of which are free-trading, together with 1,863,865 shares of common stock issuable upon conversion of preferred stock and upon exercise of warrants and options which have been registered under this prospectus, are freely tradeable and are also subject to immediate sale by our stockholders. If the holders sell substantial amounts of our common stock, then the market price of our common stock could decrease.

Our Common Stock Price Could Be Highly Volatile, Increasing The Market Risk Associated With Purchasing Our Common Stock.

Our common stock trades on the Electronic Bulletin Board upon which there is a greater chance of market price volatility compared to a national exchange or quotation system. This volatility may be caused by a variety of factors, including:

•	The lack of readily available price quotations;

•	The absence of consistent administrative supervision of “bid” and “ask” quotations;

•	Lower trading volume; and

•	Market conditions.

In a volatile market, you may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required to either sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned.

Because Our Common Stock Is Classified As “Penny Stock,” Trading Is Limited, And Our Stock Price Could Decline.

Because our common stock falls under the definition of “penny stock,” trading in our common stock may continue to be limited because broker-dealers are required to provide their customers with disclosure documents prior to allowing them to participate in transactions involving our common stock. These disclosure requirements are burdensome to broker-dealers and may discourage them from allowing their customers to participate in transactions involving our common stock.

“Penny stocks” are equity securities with a market price below $5.00 per share other than a security that is registered on a national exchange; included for quotation on the Nasdaq system; or whose issuer has net tangible assets of more than $2,000,000 and has been in continuous operation for greater than three years. Issuers who have been in operation for less than three years must have net tangible assets of at least $5,000,000.

Rules promulgated by the Securities and Exchange Commission under Section 15(g) of the Exchange Act require broker-dealers engaging in transactions in penny stocks, to first provide to their customers a series of disclosures and documents, including:

•	A standardized risk disclosure document identifying the risks inherent in investment in penny stocks;

•	All compensation received by the broker-dealer in connection with the transaction;

•	Current quotation prices and other relevant market data; and

•	Monthly account statements reflecting the fair market value of the securities. In addition, these rules require that a broker-dealer obtain financial and other information from a customer, determine that transactions in penny stocks are suitable for such customer and deliver a written statement to such customer setting forth the basis for this determination.

In addition, under the Exchange Act and its regulations, any person engaged in a distribution of shares of our common stock offered by this prospectus may not simultaneously engage in market making activities with respect to the common stock during the applicable “cooling off” periods prior to the commencement of this distribution.

Our preferred stock And Staggered Terms For Our Board Of Directors Will Make A Third-Party Acquisition Of Our Company More Difficult.

Our articles of incorporation authorize our Board of Directors to issue up to 5,000,000 shares of preferred stock having such rights as may be designated by our Board of Directors, without stockholder approval. We also have staggered terms assigned to our Board members such that only approximately one-third of our directors are elected in any one year. The issuance of preferred stock, and the provisions for a staggered Board of Directors, could inhibit a change in our control by making it more difficult to acquire the majority of our voting stock.

We Do Not Anticipate Paying Dividends On Our Common Stock.

We have not paid any cash dividends on our common stock since our inception and we do not anticipate paying cash dividends in the foreseeable future. Any dividends which we may pay in the future will be at the discretion of our Board of Directors and will depend on our future earnings, any applicable regulatory considerations, our financial requirements and other similarly unpredictable factors. For the foreseeable future, we anticipate that we will retain any earnings which we may generate from our operations to finance and develop our growth.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2004.

Long-term liabilities	$13,236
Common stock, $.001 par value, 50,000,000 shares authorized, 4,089,602 shares outstanding	$4,090
Preferred stock, no par value, 5,000,000 shares authorized, -0- shares issued	$—
Additional paid-in-capital	$107,454,901
Accumulated deficit	$106,993,317
Foreign currency translation adjustment	$(19,729)
Total stockholders’ equity	$445,945
Total capitalization	$459,181

MARKET PRICE OF OUR COMMON STOCK

As of March 31, 2004, there were approximately 655 record holders of our common stock. Our common stock traded on the Nasdaq National Market under the symbol “PASA” from June 24, 1999 until January 18, 2001. Subsequently, our common stock traded first on the Electronic Bulletin Board and then on the Pink Sheets, also under the symbol “PASA.” On August 26, 2003, our common stock symbol was changed to the “QPSA”, and our common stock was again accepted for trading on the Electronic Bulletin Board.

The following table sets forth the high and low closing prices of our common stock for the calendar years indicated below.

	Stock Price
	High	Low
2004
First Quarter	$3.50	$1.00

2003
First Quarter	$0.60	$0.20
Second Quarter	$0.60	$0.20
Third Quarter	$1.80	$0.65
Fourth Quarter	$1.85	$0.78

2002
First Quarter	$4.20	$1.20
Second Quarter	$3.80	$0.20
Third Quarter	$1.80	$0.80
Fourth Quarter	$2.00	$0.40

SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

Statement of Operations Data:

	Years Ended		Three Months Ended
	December 31, 2003	December 31, 2002	March 31, 2004	March 31, 2003
Revenue	$5,774	$20,089	$23,865	$—
Net loss	$2,870,345	$2,460,767	$656,561	$324,958
Net loss per share	$1.25	$2.52	$0.17	$0.22
Weighted average number of shares of common stock outstanding	2,294,592	977,743	3,790,654	1,476,065

Balance Sheet Data:

	December 31, 2003	March 31, 2004
Total assets	$578,910	$985,108
Total liabilities	$152,363	$539,163
Working capital	$(65,582)	$43,265
Stockholders’ equity	$426,547	$445,945
Book value per share	$0.12	$0.11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. This discussion should be read in conjunction with our audited financial statements and footnotes included elsewhere in this prospectus.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions affect the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. We believe that our estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates under different future conditions.

Management believes that the estimates and assumptions that are most important to the portrayal of our financial condition and results of operations, in that they require management’s most difficult subjective or complex judgments, form the basis for the accounting policies deemed to be most critical to us. These critical accounting policies relate to revenue recognition including the ultimate collectibility of receivables, valuation and useful lives of long-lived assets, valuation of equity transactions such as the fair value assigned to common stock and warrants, and litigation. Revenue recognition resulting from sales of paid search advertising placement is discussed in Note 1 to our consolidated financial statements. We believe our estimates and assumptions related to these critical accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material adverse impact on future financial condition and results of operations.

Introduction to Results of Operations

Net Revenue. We terminated operations under the business plan that was in place prior to the appointment of Mr. Peterson as our chief executive officer in April 2002. We initiated a new business model in 2002, as established by our new management, and are not yet generating significant revenue. Our ability to generate significant revenue in the future is contingent upon the completion and enhancements to our information retrieval software, management infrastructure and the direct marketing of the product to potential customers.

Advertising Revenue. In 2003, we derived our revenue from both the sale of advertisements and paid search advertisements where in 2002 we derived all of our net revenue from the sale of advertisements on our website which were received principally from advertising arrangements under which we received fixed fees for banners placed on our website for specified periods of time or for a specified number of delivered ad impressions.

Advertising revenue is recognized ratably based on the number of impressions displayed, provided that we would have no obligations remaining at the end of a period and collection of the resulting receivable was probable. Our obligations in 2002 included guarantees of a minimum number of impressions and in 2003, there were no minimum number of impressions required to fulfill our revenue obligations. To the extent that minimum guaranteed impressions were not met in 2002, we deferred recognition of the corresponding revenue until the remaining guaranteed impression levels were achieved. Payments received from advertisers prior to displaying their advertisements on our website are recorded as deferred revenue, as are all payments received from advertisers for performance based marketing initiatives.

Sponsorship Revenue. We also derive revenue from the sale of sponsorships for certain areas within our website. These sponsorships typically covered periods up to one year. We recognized revenue during the initial setup, if required under the unique terms of each sponsorship agreement (e.g. co-branded website), ratably over the period of time of the related agreement. Payments received from sponsors prior to displaying their advertisements on our website are recorded as deferred revenue.

Operating Expenses

Our principal operating expenses consist of:

•	product and content development expenses;

•	advertising and marketing expenses; and

•	selling, general and administrative expenses.

Product and Content Development Expenses. Product and content development expenses consist of personnel costs associated with the development, testing and upgrading of our website and systems, purchases of content and specific technology, particularly our search engine software, and telecommunications links access charges. We continued to reduce the products and content we provide as we reduce our operating expenses and conserve cash. As an example, we eliminated our web hosting services and radio quepasa in October 2003.

Advertising and Marketing Expenses. Our advertising and marketing expenses consist primarily of salaries and expenses of marketing and sales personnel, and other marketing-related expenses including our mass media-based branding and advertising. In 2003, we began to reinvest in marketing and sales efforts as we move forward with our new business model.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs related to corporate personnel, occupancy costs, depreciation, general operating costs and corporate professional fee expenses, such as legal and accounting fees. As we move forward with our new business model, we will be increasing our selling and general operating expenses, and we expect that future period expenses will be greater than those in 2003. Moreover, because we operate as a public company, we anticipate that our significant legal and accounting expenses will continue to grow in future periods.

Other Income (Expense). Other income (expense) consists primarily of interest earned, net of interest expense. We have invested our cash in money market funds, corporate bonds and interest bearing checking and saving accounts, including cash and cash equivalents, which are subject to minimal credit and market risk.

Results of Operations

Three Months Ended March 31, 2004 Compared To Three Months Ended March 31, 2003

For the three months ended March 31, 2004 the net loss attributable to common stockholders was $657,000 compared to a net loss of $359,000 for the three months ended March 31, 2003. The increased loss was attributable to the increase in expenses associated with the management of our Quepasa.com website by our Mexican subsidiary, Quepasa.com de Mexico, and the development of our proprietary Internet information search and retrieval software.

Revenues

For the three months ended March 31, 2004, revenues were $23,865 compared to $0 for the three months ended March 31, 2003. In order to generate significant revenue, we must continue to enhance the development and marketing of our proprietary search and retrieval software. For the three months ended March 31, 2004, our revenue was primarily generated from two sources: The sale of advertising on our web site, and revenue earned from “pay-for-performance” insertion of results through our proprietary search engine.

Banner Advertising Revenue. We recognize revenue related to banner advertisements ratably over the contract period. During the three months ended March 31, 2004 and 2003, advertising revenue accounted for approximately 83% and 0% of total revenue, respectively. Payments received from advertisers prior to displaying their advertisements on our website are recorded as deferred revenue, as are all payments received from advertisers for performance based marketing initiatives.

Pay-for-Performance Revenue. Pay-for-performance search advertisements are recognized in the period in which the “click-throughs” occur. “Click-throughs” are defined as the number of times a user clicks on an advertisement or search result. Pay-for-performance revenue is recognized when there is evidence that the qualifying transactions have occurred. During the three months ended March 31, 2004 and 2003, pay-for-placement revenue accounted for approximately 17% and 0% of total revenue, respectively.

Operating Expenses

Our principal operating expenses are, or have been: sales and marketing, product and content development, general and administrative, and depreciation and amortization expenses. Operating expenses for the three months ended March 31, 2004 were $662,000, an increase of $328,000, or 98% from the three months ended March 31, 2003.

Sales and Marketing Expenses. Our sales and marketing expense increased to $100,000 in the three months ended March 31, 2004 from $14,000 for the three months ended March 31, 2003. This increase is attributable to an increase in our sales and marketing workforce.

Product and Content Development Expenses. Our product and content development expenses increased to $33,000 in the three months ended March 31, 2004 from $5,000 in the three months ended March 31, 2003. The period-to-period increase was principally attributable to increasing our development staff. Quepasa.com de Mexico provides significantly all of our design, translation services, and website management and development services.

General and Administrative Expenses. Our general and administrative expenses increased to $432,000 in the three months ended March 31, 2004 from $272,000 in the three months ended March 31, 2003.

This increase is principally attributable to the increase in professional fees to $128,000 for the three months ended March 31, 2004 from $59,000 for the three months ended March 31, 2003. Additionally, all payroll related taxes are recorded as general and administrative expense.

Depreciation and Amortization Expense. Our depreciation and amortization expenses increased to $96,000 in the three months ended March 31, 2004 from $43,000 for the three months ended March 31, 2003. This increase is attributable to the increase in basis in the proprietary software during the third quarter of 2003.

Other Income (Expense) . Other income (expense) which primarily consists of interest income offset by interest expense was ($19,000) in the three months ended March 31, 2004 and $9,000 in the three months ended March 31, 2003. The increased expense is mainly attributable to $13,000 in amortization of discount on bridge loans and $9,000 in accrued interest on the bridge loans.

Year Ended December 31,2003 Compared to Year Ended December 31, 2002

Our results of operations for the years ended December 31, 2003 and 2002 were characterized by expenses that significantly exceeded revenues during the periods. We reported a net loss of $2,870,345 for the year ended December 31, 2003, compared to a net loss of $2,460,767 for the year ended December 31, 2002. During the year ended December 31, 2003, we focused on initiating the new business model including the management of our quepasa.com website by our newly formed Mexican subsidiary, quepasa.com de Mexico, and the development of our Internet information search and retrieval software through our acquisition of Vayala Corporation. At December 31, 2003, we had 35 employees. During 2002, we concentrated efforts in the discontinuance of our original business plan, and during the first quarter in particular, we were principally engaged in reducing our expenses across all operating areas and absorbing the impact of the downsizing of our workforce from 20 employees as of December 31, 2000 to two full-time employees and two part-time contractors as of December 31, 2001.

Net Revenue

We generated $5,774 of revenue related to our new business model in 2003 and in 2002 we did not generate any revenue related to our new business model. In order to generate significant revenue under the new model, we must continue to enhance the development and marketing of our search and retrieval software. Gross and net revenue were $5,774 in 2003 and $20,089 in 2002. In 2003, our revenue was primarily generated from paid search results with one customer accounting for 44% of our revenue. This is not indicative of our expectations going forward, but more the result of early sales and marketing efforts with key accounts and low overall revenue for the year. During 2002, revenue was derived from two sources: (1) banner advertising arrangements under which we receive revenue based on cost per thousand ad impressions or for ad campaigns that run for specified periods of time and (2) sponsorship agreements which allow advertisers to sponsor an area or receive sponsorship exclusivity on an area within our website. With the exception of Star Travel, representing 79% of gross revenue in 2002, no other single advertiser utilizing banner ads or sponsorship agreements amounted to over 10% of total gross revenue. Sponsor revenue is recognized ratably over the term of the agreement.

Operating Expenses

Product and Content Development Expenses. Our product and content development expenses increased to $89,278 in 2003 from $19,808 in 2002. The period-to-period increase was principally attributable to increasing our development staff, adding back strategic content partners to our website. Our subsidiary quepasa.com de Mexico operates and manages our website.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased to $2,802,353 in 2003 from $2,491,726 in 2002. This increase is attributable to an increase in administrative personnel expenses to $1,508,300 in 2003 from $600,000 in 2002 and depreciation expense of $271,000 in 2003 from $33,000 in 2002. Professional fee expenses, including legal and accounting, decreased to $236,200 in 2003 from $550,000 in 2002. Partially offsetting these was a decrease in legal accruals and settlements to $1,500 in 2003 from $775,000 in 2002. The legal accruals settlements in 2002 relate to a $450,000 loss on our note receivable related to our termination of the merger with Great Western, a $275,000 settlement with stockholders related to legal action initiated against quepasa pertaining to our original business plan and the Great Western merger plus a $100,500 accrual for the settlement of an outstanding payable for printing services from Merrill Communications, which was settled in October 2003 for $101,600. We believe we have the issues related to the prior management team behind us now and items such as above will not be recurring.

Other Income (Expense) . Other income (expense) which primarily consists of interest income offset by interest expense was $15,512 in 2003 and $30,678 in 2002. The gradual decline in the cash balance invested over the year resulted in lower interest income in 2003 than in 2002.

Liquidity and Capital Resources

We have substantial capital resource requirements relative to our revenue generation, but limited sources of liquidity and capital resources. We have generated significant net losses and negative cash flows from our inception and anticipate that we will experience continued net losses and negative cash flows throughout 2004. Our independent accountants have issued their independent auditor’s report on our consolidated financial statements for 2003 and 2002, stating that our recurring losses, our inability to date to successfully execute our original business plan, the uncertainty of the successful application of the new business plan, among other things, raise substantial doubt about our ability to continue as a going concern.

At December 31, 2003

At December 31, 2003, we had $38,000 in cash and cash equivalents compared to $1.3 million at December 31, 2002.

Net cash used in operating activities was $1,650,000 in 2003 as compared to $1,870,000 in 2002. In 2003, net cash used by operations consisted of a net loss of $2,870,345 offset by non-cash expenses of $271,000 in depreciation and amortization plus $871,000 in stock compensation expense. Net cash used by operations in 2002 consisted of the net loss of $2,461,000, which was offset in part by the loss on the Note Receivable from Great Western of $450,000, which did not require an outlay of cash during 2002.

Net cash used in investing activities was $107,000 in 2003 as compared to net cash provided by investing activities of $131,000 in 2002. The primary use of cash was for investments in capital equipment. In 2002, we acquired $215,000 in cash from our acquisition of Vayala Corporation. Partially offsetting this increase in 2002 was our purchase of property and equipment of $111,000.

Net cash provided by financing activities was $468,000 in 2003 as compared to $29,000 in 2002. In 2003 we received $50,000 from the issuance of preferred stock and $408,000 from the issuance of common stock. In 2002, we received $30,000 from the issuance of preferred stock under a private placement.

At March 31, 2004

At March 31, 2004, we had $504,000 in cash and cash equivalents compared to $38,000 at December 31, 2003. Net working capital increased to $43,000 at March 31, 2004 from a deficit of $66,000 at December 31, 2003. This increase in working capital is due to the capital raised during the three months ended March 31, 2004.

Net cash used in operating activities was $365,000 for the three months ended March 31, 2004 as compared to $306,000 for the three months ended March 31, 2003. For the three months ended March 31, 2004, net cash used by operations consisted of a net loss of $657,000 offset by non-cash expenses of $96,000 in depreciation and amortization plus $26,000 in stock compensation expense, $13,000 in amortization of discount on notes payable, and $49,000 in warrants issued for professional services. Net cash used by operations for the three months ended March 31, 2003 consisted of the net loss of $325,000, which was offset by non-cash expenses of $43,000 in depreciation and amortization.

Net cash used in investing activities was $0 for the three months ended March 31, 2004 as compared to net cash used by investing activities of $15 thousand for the three months ended March 31, 2003. The primary use of cash for the three months ended March 31, 2003 was for investments in capital equipment.

Net cash provided by financing activities was $835,000 for the three months ended March 31, 2004 as compared to $48,000 for the three months ended March 31, 2003. In the quarter ended March 31, 2004, we received $541,000, net of commissions, from the issuance of common stock and $225,000, net of commissions, from the issuance of notes payable. In the three months ended March 31, 2003, we received $50,000 from the issuance of preferred stock under a private placement.

We expect to continue to incur costs, particularly selling, general and administrative costs during 2004, and do not expect sufficient revenue to be realized to offset these costs during 2004. We believe that our cash on hand, proceeds from the issuance of equity securities, and revenues generated from the completed information retrieval and management software products, will be sufficient to meet our working capital and capital expenditure needs through 2004. If sufficient revenues are not generated to meet our operating needs, we believe it will be necessary to raise additional capital. In the event revenues are insufficient and we are not able to raise capital, our ability to continue operations will be severely impacted.

Subsequent Events

In January 2004, we signed investment banking agreements with two NASD member firms. Through these agreements, we obtained a $250,000 bridge loan which bears interest at 18% per annum and included the issuance of 25,000 shares of our common stock as additional consideration for the loan. This bridge loan is due the earlier of a subsequent financing or January 15, 2005. We also sold 18,489 shares of our preferred stock at $100 per share for gross proceeds of $1,848,900 through these firms.

Impact Of Recently Issued Accounting Standards

In May 2003, the Financial Accounting Standards Board, or “FASB”, issued Statement of Financial Accounting Standard (“SFAS”) No. 150, “Accounting for Certain Financial instruments with Characteristics of Both Liability and Equity,” which is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of this standard is not expected to have a material impact on the company’s consolidated financial statements.

In January 2004 the FASB issued FASB Staff Position, or “FSP”, No. FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting of the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Regardless of whether a sponsor elects that deferral, FSP FAS 106-1 is effective for interim or annual financial statements of fiscal year ending after December 7, 2003. The company does not expect this position to have a material impact on the company’s consolidated financial statements.

System Issues

We depend on the delivery of information over the Internet, a medium that depends on information contained primarily in electronic format, in databases and computer systems maintained by third parties and us. A disruption of third-party systems or our systems interacting with these third party systems could prevent us from delivering services in a timely manner, which could have a material adverse effect our business and results of operations.

BUSINESS

Introduction

Our quepasa.com bilingual website and online community provide users with information and content centered around the Spanish language and offer performance based marketing capabilities in addition to traditional portal services including e-mail and news in Spanish and English. The quepasa.com website is operated and managed by our wholly-owned Sonora, Mexico-based subsidiary, Quepasa.com de Mexico, S.A. de C.V.

On October 30, 2002 we acquired all of the outstanding common stock of Vayala Corporation (“Vayala”) through which we have developed information retrieval and management software technology products, along with performance based marketing capabilities. We intend to provide these products to a diverse clientele within the information technology sector emphasizing publishers of interactive, online content offerings, certain specialized online communities, online virtual product exchanges and online advertisers that target Spanish speaking users. We believe we are among the first technology companies to develop, deploy and promote performance based online marketing solutions for the Spanish language market. We intend to initially target online content providers typically servicing 10,000 to 1,000,000 end-users, for our retrieval technologies. We intend to price our retrieval and information technology services at a price point below the price points currently being charged by larger information retrieval companies, such as Inktomi and Google.

quepasa.com

We have invested over $50 million in the development and promotion of the quepasa.com website, including (i) retaining the services of Gloria Estefan for the year 2000 to be our website and corporate spokeswoman, and (ii) developing and maintaining marketing relationships through the year 2000 with two major computer manufacturers. According to an April 2001 report by Adzone, in 2001 the quepasa.com website was one of the most recognized online brand names to the Hispanic population. We have reactivated the website, after temporarily shutting it down in 2001 and 2002, because we continue to believe in the power of the quepasa brand and the relevance of the statistical information set forth below.

Hispanic population growth and concentration.

According to the U.S. Census Bureau published in 2000, the Hispanic population:

•	Was estimated to be 35.3 million or 12.5% of the total U.S. population in 2000, an increase of approximately 57% from 22.5 million or 9% of the total U.S. population in 1990;

•	Is expected to account for 43% of the total U.S. population growth between 1998 and 2010 and is expected to grow to 41.1 million or 14% of the total U.S. population by 2010; and

•	Is relatively young, with almost 70% of U.S. Hispanics under 35, compared to less than 50% of non-Hispanics, and with a median age of 26, compared to 35 for the rest of the population.

We believe the relative youth of the Hispanic population will furnish growth opportunities for products and services that appeal to a younger market, such as that found on the Internet. In addition, according to the U.S. Census Bureau, 50% of all U.S. Hispanics live in 12 metropolitan areas, which makes U.S. Hispanics an attractive demographic group for advertisers, enabling them to deliver messages cost effectively to a highly targeted audience.

Increasing Hispanic purchasing power.

Total U.S. Hispanic purchasing power:

•	Rose at a compound annual growth rate of 7.5%, compared with 4.9% for the rest of the population from 1993 to 1998.

•	Was projected to be $530.0 billion of U.S. consumer expenditures in 2002, $600 billion in 2003 and $1.2 trillion of U.S. consumer expenditures by 2010.

Continuing use of the Spanish-language by U.S. Hispanics.

According to the U.S. Census for 2000, approximately 90% of U.S. Hispanic adults speak Spanish at home. Moreover, U.S. Hispanics are expected to continue to speak Spanish because:

•	Approximately two-thirds of U.S. Hispanic adults were born outside the U.S.;

•	Hispanic immigration into the U.S. is continuing;

•	Hispanics generally seek to preserve their cultural identity; and

•	Population concentration encourages communication in Spanish.

Growth of online advertising sales.

Total online advertising sales have been increasing:

•	Online advertising sales totaled $1.6 billion in the second quarter of 2003, the third consecutive quarter of increase, according to the Interactive Advertising Bureau (“IAB”) and PricewaterhouseCoopers. That was an increase of 13.9% from 2002. The Internet Ad Revenue Report also said sales during the first six months of 2003 were $3.29 billion, almost 10% higher than the comparable prior period.

•	Gregory Stuart, President and CEO of the IAB has said that rising Internet usage and spreading broadband access is encouraging marketers to expand interactive advertising efforts and the prognosis for a continued and steady recovery remains bright.

•	The fastest growing type of advertising was paid search, in which companies like Google and Overture place ads near Web page content related to a marketer’s product. The IAB said keyword search made up 31% of ad revenues in the second quarter of 2003. Online advertising accounted for almost 5% of all ad spending in the first half of 2003, according to TNS Media Intelligence/CMR.

Increasing Use of the Internet by Hispanics

According to New York-based eMarketer:

•	13.3 million Hispanics will be using the Internet by December 31, 2004, up from 12.4 million in 2003 and 8.7 million in 2002.

•	At December 31, 2004, Hispanics will represent 7.6% of the U.S. Internet users.

•	Hispanic Internet users spend more time online than Internet users in general.

According to Nielsen/Net Ratings, year over year advertising growth in Hispanic websites increased:

•	856% for entertainment websites

•	621% for business-to-business websites

•	451% for retail goods and services websites and

•	431% for automotive websites

The quepasa.com Community

Our strategy has been to establish our quepasa.com website as a bilingual (Spanish/English) Internet portal and online community, offering our content to Hispanic Internet users primarily in the U.S. In November 1998, we launched the quepasa.com website which allowed individuals to quickly access content and features which we believed appealed to Hispanic Internet users. Although our content is directed toward Spanish-speaking users, to better serve the U.S. Hispanic population, quepasa.com is also offered in English.

Using proceeds from an approximately $55 million 1999 public offering, we rapidly expanded our operations in the latter part of 1999 through the first half of 2000. From the second half of 2000 through the first half of 2002, we reduced the products and content we offered in order to conserve our cash. In the first quarter of 2001 we sold all of our internal computer and server equipment and outsourced the hosting and administration of the quepasa.com website. At the end of 2000 and throughout 2001, we ceased marketing our website, terminated most of our co-branding and marketing arrangements with content providers and significantly reduced the services and content we provide. In the spring of 2002, we reorganized our website operations under our wholly-owned Mexican subsidiary and relocated our website operation facilities to Sonora, Mexico. We currently manage the quepasa.com website from a 3,500 square foot office facility where we employ approximately 17 individuals.

Retrieval Software And Performance Based Marketing Technologies

In 2004 we expect to complete the development of, and offer (i) Internet search and retrieval software, and (ii) performance based marketing technologies. Our intended search and retrieval services represent a new business model in that we intend to offer these services to smaller end users (such as publishers of online content offerings and online communities) at rates substantially below those of our competitors. Moreover, by offering performance based marketing capabilities, we believe we can attract advertisers to the websites of our search and retrieval customers while generating additional revenue for ourselves from the performance based marketing advertisers. Using performance based marketing software, when queried, our search engine will display a selection of websites related to that query. Our advertisers will be able to determine exactly where on our search results their website link will appear for any given query through our proprietary ranking algorithms. These proprietary ranking algorithms will evaluate all relevant information and determine advertiser ranking in our index. Consumers will be able to access our search results on our website and on the websites of our search and retrieval customers.

Business Model/Strategies

We believe that our search and retrieval software can be differentiated from existing information retrieval and management software for the following reasons:

•	Our revenue model is predicated on providing fee-based private label information retrieval and management software technology. We do not intend to market our software technologies to end-users.

Rather, our distribution strategy, which is to channel sales directly to the “wholesale” layer of the information technology sector instead of directly to consumers and other end-users, will allow us to limit our expenditures for advertising and promotion, since marketing to a large number of end-users is more expensive than marketing to organizations with which these end-users subscribe;

•	Our software is capable of managing an indexed database of up to 500 million documents, which we believe represents more display page depth than most of the existing Spanish language data retrieval and management software companies;

•	In addition to indexing for frequency and for the page locations of keywords, we will count links, integrate other relevancy metrics and use proprietary software we are currently developing to analyze sentence structure on indexed content. If and when developed, we believe that this software will allow our retrieval results to be more robust and relevant than those of our competitors;

•	The architecture of our aggregation technology is dynamic, which allows us to constantly search for and index new data simultaneously, unlike competitive services, which generally have at least a two-week update cycle. Combined with our software, which provides access to the indexed data, we believe that our retrieval capabilities are more flexible than those of our competitors. This flexibility allows our retrieval software to refresh current information more often while enabling the software which controls our retrieval criteria to be modified more quickly and inexpensively;

•	We intend to use distributed processing, which will allow us to aggregate the processing power of third-party computers in order to add indexing capability and memory for our retrieval and management software technologies. Using distributed processing will reduce costs by reducing the amount of equipment we will be required to purchase in order to provide these capabilities; and

•	We believe that our retrieval response time will be faster than that of most of our competitors and that our product suite is capable of maintaining a dynamic index of larger scale than that of our competitors.

In order to generate significant revenue, we must continue to enhance and make our information retrieval and management software infrastructure more robust and direct our marketing to customers who provide information retrieval capabilities to their end-users.

We believe that the private label segment of the information retrieval market, which is still in the beginning of its anticipated growth curve offers a model which provides for continued revenue growth and profitability. We also believe that information retrieval companies which now offer retrieval resources target primarily the largest customers (often having over 1,000,000 end-users) and are too costly to be used by a more diverse clientele, which would otherwise offer retrieval services to their end-users. We intend to fill this void by presenting a more competitive pricing structure consisting of less retrieval service sign up fees and inquiry charges to our customers, initially targeting providers of online content offerings and online communities with 10,000 to 1,000,000 users.

Competition

The market for Internet products, services, advertising and commerce is intensely competitive, and we expect that competition will continue to intensify. We believe that the principal competitive factors in these markets are name recognition, distribution arrangements, functionality, performance, ease of use, the number of value-added services and features, and quality of support. Our primary competitors with respect to the quepasa.com website are other companies providing portal and online community services, especially to the Spanish-language Internet users, such as Yahoo!Español, America Online Latin America and Terra Lycos.

In addition, a number of companies offering Internet products and services, including our direct competitors, recently began integrating multiple features within the products and services they offer to users. Integration of Internet products and services is occurring through development of competing products and through acquisitions of, or entering into joint ventures and/or licensing arrangements involving other Internet companies and our competitors.

Most of our existing competitors, as well as new competitors such as Spanish-language media companies, other portals, communities and Internet industry consolidators, have significantly greater financial, technical and marketing resources than we do. Many of our competitors offer Internet products and services that are superior to ours and achieve greater market acceptance. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse affect on our business.

Our online search and retrieval business will compete with a number of information retrieval services, most of whom have operated in the market longer, and have greater financial resources and marketing relationships than we. These competitors include Google, Ask Jeeves, FindWhat and Overture along with a number of smaller companies that provide similar search and retrieval services.

Employees

As of December 31, 2003, we employed 17 individuals in Sonora, Mexico and 18 individuals, including our executive officers, in the U.S. None of our employees are represented by a labor union and we have not experienced any work stoppages since our inception in June 1997.

Properties

We lease 6,500 square feet of office space at our corporate headquarters at 410 N. 44th Street, Suite 450, Phoenix, Arizona 85008, under a one-year lease which expires May 2005 for $10,600 per month. We also lease 3,500 square feet of office space in Sonora, Mexico, from which we operate our quepasa.com website, under a two-year lease which expires June 2004, for $2,000 per month. We locate the servers necessary to provide our search and retrieval services at the Limelight Networks facility in Tempe, Arizona, which is a third tier Data Center. We believe that our facilities are adequate for our current needs and that additional suitable space is available if required.

MANAGEMENT

Directors and Executive Officers

Name	Age	Position	Officer or Director Since
Jeffrey S. Peterson	31	Chairman of the Board of Directors and Chief Executive Officer	From 1997 to 1999 and since April 2002
Fernando Ascencio	54	President	2004
Charles B. Mathews	40	Chief Operating Officer and	2004
		Chief Financial Officer
Brian Lu	22	Director	2002
Juan Carlos Arellano	39	Director	2004
Marco Delgado	28	Director	2004

Messrs. Peterson and Lu are Class A directors, Mr. Arellano has been nominated as a Class B director and Mr. Delgado has been nominated as a Class C director. At our Annual Stockholders’ Meeting, scheduled for June 23, 2004, Class A directors will be elected for terms of three years, the Class B director will be elected for an initial term of two years and thereafter, Class B directors will be elected for terms of three years, and the Class C director will be elected for an initial term of one year and thereafter, Class C directors will be elected for terms of three years. Our officers are elected by, and serve at the discretion of, the Board of Directors. Our full Board of Directors acts as our Audit Committee. Michael D. Silberman and David Hansen resigned from our Board of Directors in April 2004, and Messrs. Arellano and Delgado were appointed at that time.

Jeffrey S. Peterson has been our Chairman and Chief Executive Officer since April 2002. He has been the Chairman and Chief Executive Officer of Vayala Corporation, our wholly-owned subsidiary, since July 2001. From June 1999 to June 2001, Mr. Peterson managed his personal investments. Mr. Peterson founded quepasa and was our Chairman and Chief Executive Officer from May 1998 to June 1999 when he was appointed Chief Technology Officer. He was also our Chief Technology Officer from July 1997 until May 1998 and our President in June 1999. From January 1997 to June 1997, Mr. Peterson served as co-owner of NetCentury, an Internet design firm he founded. Mr. Peterson is an experienced Modula, Java and C++ programmer, who has been involved in the programming and operations of computers and digital communications for over 20 years. He has developed software applications for operating systems and digital platforms, beginning with Cp/M based systems in the early 1980s to Unix (Sun Solaris, BSD, Linux, Irix) and Windows NT. Mr. Peterson is bilingual in English and Spanish. Mr. Peterson has received national and international media attention for his accomplishments in the technology sector, currently serves on the board of directors of several privately-held technology related companies in both the United States and Latin America and serves as a technology consultant to the government of Mexico. In July 2003, Mr. Peterson was appointed by Arizona Governor Janet Napolitano to the Board of Directors of the Arizona – Mexico Commission.

Fernando Ascencio has been employed by us from time to time since 1999 and became our President in January 2004. Mr. Ascencio has considerable experience in strategic content and Hispanic business development. He helped grow the Univision Channel 33 News Department from 1987 to 1997. He held a number of senior positions at Univision, including News Anchor, Reporter, Producer and News Director. From 1997 to 1999 he was employed by ABC Channel 15 in Phoenix, Arizona in the News Department where he contributed his Hispanic and news media experience. In 2001 he was named the Vice President of News and Programming Development for Continental Radio Broadcasting where he helped launch a new Hispanic radio network based in Las Vegas, Nevada. Mr. Ascencio has an educational background in computers, broadcasting and accounting and holds an MBA from the University of Phoenix in Phoenix, Arizona.

Charles B. Mathews was appointed our Interim Chief Financial Officer in March 2004 and our Chief Operating Officer and Chief Financial Officer in June 2004. From 2000 until he joined us, he was the managing member of Mathews & Mann, LLC, an accounting and business consulting firm in Phoenix, Arizona. From 1995 to 2000, Mr. Mathews served as Controller of a subsidiary of Consolidated Graphics. Mr. Mathews, a CPA, earned his B.A. in business administration from Alaska Pacific University and an M.B.A. from Arizona State University.

Brian Lu was a co-founder of Vayala Corporation, our wholly-owned subsidiary, and was an employee of Vayala from June 2001 until we acquired the company. He became a Director in April 2002 and was employed by us from October 2002 until December 2003.

Juan Carlos Arellano has been a mortgage broker and private investor in the Phoenix, Arizona area since 1993.

Marco Delgado has been a Content Editor for Quepasa.com de Mexico, S.A. de C.V., our wholly-owned subsidiary which operates in Sonora, Mexico since September 2002. From June 2001 to September 2002, he was Chief Editor for Editorial Adcebra, a publisher of business magazines in Mexico City. From April 2000 to June 2001, he was a content editor for Microsoft Latinamerica in Monterrey, Nuevo Leon, Mexico. Mr. Delgado received his Bachelor’s degree from the Instituto Tecnologico in Monterrey, Nuevo Leon, Mexico.

Executive Compensation

Summary Compensation Table

The following table provides certain summary information concerning the compensation earned by our chief executive officer and chief financial officer for services rendered in all capacities to us and our subsidiaries for the fiscal years ended December 31, 2003, and 2002.

	Annual Compensation				Long Term Compensation
Name and Principal Positions	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options	All Other Compensation
Jeffery S. Peterson	2003	$120,000	$0	$2,114	$0	900,000	$23,000
Chairman and Chief Financial Officer	2002	$93,931	$0	$0	$0	0	$0

John T. Kurtzweil Interim Chief Financial Officer	2003	$0	$0	$108,307	$0	130,855	$0

Employment Agreement

In August 2003 we entered into a two-year employment agreement with Mr. Peterson, which provides for an annual base salary of $120,000. We also issued to him stock options to purchase up to 900,000 shares of our common stock at $1.60 per share exercisable until August 2010.

Option Grants Table

We granted 1,405,855 stock options to our executive officers and directors during the year ended December 31, 2003.

Aggregated Option Exercises in 2003 and Year-End Option Values/Table

Name	Number of Securities Underlying Granted	Individual Grants % of Total Options Granted to Employees Year(1)	Exercise ($/Sh)(2)	Expiration Date(3)	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%(4)	10%(4)
Jeffrey S. Peterson	900,000	39.4	1.60	8/2010	586,225	1,366,153
Fernando Ascencio	100,000	4.4	1.60	8/2010	65,136	151,795
David Hansen	175,000	7.7	1.60	8/2010	113,988	265,641
John Kurtzweil	45,455	2.0	0.01	9/2010	185	431
	42,700	1.9	0.01	12/2010	174	405
	42,700	1.9	0.78	12/2010	13,559	31,598

Aggregated Options in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides information with respect to option exercises in the year ended December 31, 2003 by the named officers and the value of their unexercised options at fiscal year end. No stock appreciation rights were held or exercised by the named officers as of the end of the fiscal year.

Name	Shares Acquired on Exercise(1)	Realized	Number of Unexercised Options at Year-end		Value of Unexercised In-the-Money Options at Year-end($)(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Jeffrey S. Peterson	0	0	901,875	0	0	0
Fernando Ascencio	0	0	100,000	0	0	0
David Hansen	0	0	175,000	0	0	0
John Kurtzweil	0	0	130,855	0	77,039	0

(1)	No options were exercised during 2003 by our executive officers.
(2)	Based on the closing bid price of our stock of $0.85 per share on December 31, 2003.

Director Compensation

Our directors do not currently receive compensation for their services as directors, although they are provided reimbursement for any out-of-pocket expenses incurred in attending Board meetings.

Stock Option Plan

In October 1998 our stockholders adopted our 1998 Stock Option Plan, which provides for the grant to employees, officers, directors and consultants of options to purchase up to an aggregate of 6,000,000 shares of common stock, consisting of both “incentive stock options” within the meaning of Section 422A of the United States Internal Revenue Code of 1986 (the “Code”) and “non-qualified” options. Incentive stock options are issuable only to employees, while non-qualified options may be issued to non-employee directors, consultants and others, as well as to employees.

The Plan is administered by our board of directors, which will determine those individuals who are to receive options, the time period during which the options may be partially or fully exercised, the number of shares of common stock that may be purchased under each option, and the option price.

The per share exercise price of the common stock subject to an incentive stock option or nonqualified option may not be less than the fair market value of the common stock on the date the option is granted. The per share exercise price of the common stock subject to a non-qualified option will be established by the board of directors. The aggregate fair market value, determined as of the date the option is granted, of the common stock that any employee may purchase in any calendar year pursuant to the exercise of incentive stock options may not exceed $1,000,000. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option to him, more than 10% of the total combined voting power of all classes of our stock is eligible to receive any incentive stock options under the Plan unless the option price is at least 110% of the fair market value of the common stock subject to the option, determined on the date of grant. Non-qualified options are not subject to this limitation.

No incentive stock option may be transferred by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option will be exercisable only by him or her. In the event of termination of employment other than by death or disability, the optionee has three months after such termination during which he or she can exercise the option. Upon termination of employment of an optionee by reason of death or permanent total disability, his or her option remains exercisable for one year thereafter to the extent it was exercisable on the date of such termination. No similar limitation applies to non-qualified options.

Options under the Plan must be granted within ten years from the effective date as amended of the Plan. The incentive stock options granted under the Plan cannot be exercised more than ten years from the date of grant except that incentive stock options issued to 10% or greater stock- holders are limited to five year terms. All options granted under the Plan will provide for the payment of the exercise price in cash or by delivery to us of shares of common stock already owned by the optionee having a fair market value equal to the exercise price of the options being exercised, or by a combination of such methods of payment. Therefore, an optionee may be able to tender shares of common stock to purchase additional shares of common stock and may theoretically exercise all of his stock options with no additional investment other than his original shares.

Any unexercised options that expire or that terminate upon an optionee ceasing to be an officer, director or an employee becomes available once again for issuance.

Liability and Indemnification of Officers and Directors

Our Articles of Incorporation provide that our directors will not be liable for monetary damages for breach of their fiduciary duty as directors, other than the liability of a director for:

•	A breach of the director’s duty of loyalty to our company or our stockholders;

•	Acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Willful or negligent declaration of an unlawful dividend, stock purchase or redemption; or

•	Transactions from which the director derived an improper personal benefit.

Our Articles of Incorporation require us to indemnify all persons whom we may indemnify pursuant to Nevada law to the full extent permitted by Nevada law.

In addition, our bylaws require us to indemnify our officers and directors and other persons against expenses, judgments, fines and amounts incurred or paid in settlement in connection with civil or criminal claims, actions, suits or proceedings against such persons by reason of serving or having served as officers, directors, or in other capacities, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, in a criminal action or proceeding, if he had no reasonable cause to believe that his/her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contest or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to our best interests or that he or she had reasonable cause to believe his or her conduct was unlawful. Indemnification as provided in our bylaws shall be made only as authorized in a specific case and upon a determination that the person met the applicable standards of conduct. Insofar as the limitation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such limitation or indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore, unenforceable.

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS, DIRECTORS AND

BENEFICIAL OWNERS OF GREATER THAN 5% OF OUR COMMON STOCK

The following table sets forth information with respect to the beneficial ownership of our common stock including common stock issuable upon exercise of stock options issuable within 60 days from the date hereof, by:

•	Each holder of more than 5% of our common stock;

•	Each of our directors; and

•	All of our directors and executive officers as a group.

Each stockholder’s address is in care of our company at 410 North 44th Street, Suite 450, Phoenix, Arizona 85008.

Name	Amount of Ownership	Percent of Class
Jeffrey S. Peterson	1,629,235	31.5%
Michael D. Silberman	236,545	5.5%
Brian Lu	291,838	6.8%
David Hansen	414,700	8.7%
Juan Carlos Arellano	0	0%
Marco Delgado	7,500	* %
Kevin Dieball	846,657	19.9%
All current officers and directors as a group (6 persons)	2,629,818	48.2%

*	Less than 1%

SELLING STOCKHOLDERS

The following tables set forth the names of the selling stockholders and the number of shares of our common stock beneficially owned by the selling stockholders as of the date hereof. Each selling stockholder is offering all shares owned by him or her. The tables are divided into common stock registered for sale, common stock issuable upon conversion of preferred stock and common stock issuable upon exercise of common stock purchase warrants and stock options.

The following shares may be offered from time to time by the selling stockholders named below who are not obligated to sell any of their shares of common stock. Since the selling stockholders may sell all or part of the shares of common stock offered in this prospectus, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of this offering.

None of the selling stockholders, except Mr. Delgado, one of our directors who owns 7,500 shares, are officers, directors or 5% or greater stockholders of our company. The address of each selling stockholder is in care of our company at 410 North 44th Street, Suite 450, Phoenix, Arizona 85008.

Common Stock

Name of Beneficial Owner	Shares Owned Prior to Offering	Shares Being Offered	Shares Owned After Offering	Percent Owned After Offering

Alston, Gerald	50,000	50,000	0	*

Chang, Vincent	5,000	5,000	0	*

Delgado, Marco	7,500	7,500	0	*

Gould, Scott	12,000	12,000	0	*

Grijalva, Rocio	38,500	38,500	0	*

Hughes Living Trust	8,000	8,000	0	*

Laplant, Gary	5,000	5,000	0	*

Lindgren, Charles	20,000	20,000	0	*

Morano, Christopher	10,000	10,000	0	*

Morrison, Roger	5,000	5,000	0	*

Newbridge Securities	62,500	62,500	0	*

Pierce, Mitchell	250,000	250,000	0	*

Pring, Bradley	100,000	100,000	0	*

Rayna, John	38,500	38,500	0	*

Regas, Chris	19,231	19,231	0	*

Riggs, Jim	20,000	20,000	0	*

TOTAL	651,231	651,231

Common Stock Issuable Upon

Conversion of Preferred Stock (1)

Name of Beneficial Owner	Shares Owned Prior to Offering	Shares Being Offered	Shares Owned After Offering	Percent Owned After Offering

Barnider, Athwal	5,250	5,250	0	*

Bennett Family Trust	2,100	2,100	0	*

Bettingen, Grant	10,500	10,500	0	*

Brimhall, Melvin	38,462	38,462	0	*

Bryan, J. Shepard	2,100	2,100	0	*

Bryant, Gary	5,250	5,250	0	*

Bryant, Suzanne	5,250	5,250	0	*

Bugna, Randy	8,077	8,077	0	*

Bugna, Randy	2,423	2,423	0	*

Buys, Jill and Jenni	21,000	21,000	0	*

Chandler, Stephen	52,500	52,500	0	*

Chang, Vincent	38,462	38,462	0	*

Charles Newman / Kime Ltd	147,000	147,000	0	*

Coe, Eileen	21,000	21,000	0	*

Corcoran, James	38,462	38,462	0	*

Curtiss, Douglas	38,462	38,462	0	*

Czarnik, Alan	19,231	19,231	0	*

David, George	21,000	21,000	0	*

DiGiacomo, Patrick	21,000	21,000	0	*

Elias, L. George	10,500	10,500	0	*

English, Clifford	19,231	19,231	0	*

Evans, Michael	38,462	38,462	0	*

Feinstein, Mark	7,692	7,692	0	*

Fryer, Bradley	5,250	5,250	0	*

Fryer, Michelle	2,100	2,100	0	*

Fryer, Stephanie	2,100	2,100	0	*

Ganz, Elinor	19,231	19,231	0	*

Gardner, Mark and Barbara	7,693	7,693	0	*

Goldfarb, Martin S.	57,692	57,692	0	*

Green, Michael	10,000	10,000	0	*

Gurley, Henry	5,000	5,000	0	*

Hobbs, Janna	2,625	2,625	0	*

Jensen, Martin	8,400	8,400	0	*

Joyce, Michael	19,231	19,231	0	*

Kau, Alan	3,150	3,150	0	*

Kendall, Thomas B. and Margaret A	10,500	10,500	0	*

Kone, Jeffrey	42,000	42,000	0	*

Laplant, Gary	38,462	38,462	0	*

Lobel, William	10,500	10,500	0	*

Marach, Roger	19,231	19,231	0	*

McCullough, Edward	5,250	5,250	0	*

Morano, Christopher	76,923	76,923	0	*

Morris, George	5,250	5,250	0	*

Morrison, Roger	38,462	38,462	0	*

Newport Capital Consultants	10,000	10,000	0	*

Northrup, Thomas R.	3,150	3,150	0	*

Nowak, Albert	21,000	21,000	0	*

Pace, George	19,231	19,231	0	*

Paulson Investment Co., Inc.	220,500	220,500	0	*

Peddle Partners, LLP	38,462	38,462	0	*

Raciborski, Nathan	19,231	19,231	0	*

Reisner, Jeffrey	5,250	5,250	0	*

Sanders, Joseph	5,250	5,250	0	*

Savin, David	19,231	19,231	0	*

Silverberg, Athalie	11,538	11,538	0	*

Spring Family Trust	9,615	9,615	0	*

Starkey, Craig	38,462	38,462	0	*

Stern Family Trust	19,231	19,231	0	*

Tewebruso, Ralph	5,000	5,000	0	*

Watson, George	5,250	5,250	0	*

Weber, Scott	10,500	10,500	0	*

Williams, Marilyn	10,500	10,500	0	*

Yadgir, James	30,000	30,000	0	*

TOTALS	1,463,865	1,463,865

(1)	Assumes conversion of the preferred stock into common stock based upon a conversion price of $1.30 per share for common stock and $100 per share for preferred stock, or 76.92 shares of common stock for each share of preferred stock. We are only registering by this prospectus the common stock issuable upon conversion of the preferred stock.

Common Stock Issuable Upon

Exercise of Warrants and Options

Name of Beneficial Owner	Shares Owned Prior to Offering	Shares Being Offered	Shares Owned After Offering	Percent Owned After Offering
Pring, Bradley T.	100,000	100,000	0	*
Pierce, Mitchell	100,000	100,000	0	*
Grant Bettingen, Inc.	75,000	75,000	0	*
Newbridge Securities Corporation	125,000	125,000	0	*

TOTALS	400,000	400,000

*	Less than 1%

Information Regarding the Selling Stockholders

The shares of our common stock which the selling stockholders or their pledgees, donees, transferees or other successors in interest are offering for resale will be sold from time to time in one or more of the following transactions:

•	Block transactions;
•	Transactions on the Bulletin Board or on such other market on which our common stock may from time to time be trading;
•	Privately negotiated transactions;
•	Through the writing of options on the shares;
•	Short sales; or
•	Any combination of these transactions

The sale price to the public in these transactions may be:

•	The market price prevailing at the time of sale;
•	A price related to the prevailing market price;
•	Negotiated prices; or
•	Such other price as the selling stockholders determine from time to time.

In the event that we permit or cause this prospectus to lapse, the selling stockholders may sell shares of our common stock pursuant to Rule 144 under the Securities Act of 1933. The selling stockholders will have the sole and absolute discretion not to accept any purchase offer or make any sale of these shares of our common stock if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders or their pledges, donees, transferees or other successors in interest, may also sell these shares of our common stock directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of these shares of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both. As to a particular broker-dealer, this compensation might be in excess of customary commissions. Market makers and block purchasers purchasing these shares of our common stock will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of our common stock in block transactions to market makers or other purchasers at a price per share which may be below the prevailing market price of our common stock. There can be no assurance that all or any of these shares of our common stock offered hereby will be issued to, or sold by, the selling stockholders. Upon effecting the sale of any of these shares of our common stock offered under this prospectus, the selling stockholders and any brokers, dealers or agents, hereby, will be deemed to be “underwriters” as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

Alternatively, the selling stockholders may sell all or any part of the shares of our common stock offered hereby through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into an agreement or agreements with an underwriter, then the relevant details will be set forth in a supplement or revision to this prospectus.

The selling stockholders and any other persons participating in the sale or distribution of these shares of our common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of these shares of our common stock by, the selling stockholders. Furthermore, pursuant to Regulation M, a person engaged in a distribution of our securities is prohibited from bidding for, purchasing, or attempting to induce any person to bid for or purchase our securities for a period beginning five business days prior to the date of this prospectus until such person is no longer a selling shareholder. These regulations may affect the marketability of these shares of our common stock.

We will pay substantially all of the expenses incident to the registration and offering of our common stock, other than commissions or discounts of underwriters, broker-dealers or agents.

RELATED PARTY AND OTHER MATERIAL TRANSACTIONS

On October 30, 2002, pursuant to our Share Exchange Agreement with Vayala Corporation, we acquired all of the issued and outstanding common stock of Vayala initially for 500,000 shares of our common stock. We also agreed to issue up to 1,100,000 additional shares and stock options to purchase an additional 3,250,000 shares exercisable at $.002 per share based upon certain performance criteria to be met by Vayala. We issued a total of 500,000 shares and 750,000 stock options under the agreement, and no further securities are issuable under the agreement. Vayala was an affiliated company when we acquired it by virtue of the fact that Messrs. Peterson, Silberman and Lu were our directors and were principal stockholders and/or executive officers and directors of Vayala at that time.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue 50,000,000 shares of common stock, $.001par value per share, and 5,000,000 shares of preferred stock, no par value per share.

Common Stock

As of June 15, 2004, there were 4,393,564 shares of common stock outstanding. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. There is no right to cumulate votes in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available therefor subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on common stock. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities. All of the outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our Board of Directors. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock.

We have issued an aggregate of 19,096 shares of Series A preferred stock, which we refer to as “preferred stock”, in face amount denominations of $100 per share.

The preferred stock may be converted into our common stock at any time at the holder’s discretion at the lesser of $1.30 per share of common stock or 75% of the average closing price of the common stock on the Electronic Bulletin Board for the ten days preceding the date a registration statement registering the shares of common stock underlying the preferred stock is declared effective by the Securities and Exchange Commission (the “Conversion Price”) provided that the Conversion Price shall not be less than $.85 per share. Fractional shares issuable upon such conversion will be rounded up to the nearest full share. We may, in our sole discretion, force conversion of the preferred stock into common stock at the Conversion Price if (i) the common stock has been registered with the Securities and Exchange Commission (“Commission”) and (ii) the closing price of the common stock has been at least $1.95 per share for at least 20 consecutive trading days.

We may redeem the preferred stock in whole or in part on ten days’ written notice to the holders based upon the payment schedule below. During the ten-day redemption period, holders will continue to have the rights to convert their preferred stock to our common stock at the Conversion Price.

Date of Redemption	Redemption Price Per Share	Payment of Redemption Price
On or before March 31, 2005	$120	$110 in cash, plus accrued dividends and $10 in common stock (1)
On or before March 31, 2006	$115	$110 in cash, plus accrued dividends and $5 in common stock (1)
On or before March 31, 2007	$110	$105 in cash, plus accrued dividends and $5 in common stock (1)

(1)	Common stock issued under the redemption provisions will be valued at the Conversion Price.

Dividends. Holders of shares of preferred stock are entitled to receive, out of funds at the time legally available thereof, dividends at the semi-annual rate of $5.00 per share, payable in arrears on June 30 and December 31 of each year beginning June 30, 2004. Dividends are paid in our common stock (and not in cash) based upon the Conversion Price.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of shares of preferred stock are entitled to receive, out of legally available assets, a liquidation preference of $100 per share plus accrued but unpaid dividends, before any payment or distribution is made to the holders of common stock or any series or class of our stock hereafter issued that ranks junior as to liquidation rights to the preferred stock. The holders of the shares of preferred stock will not be entitled to receive the liquidation preference on such shares until the liquidation preferences of any other series or class of our stock previously or hereafter issued that ranks senior as to liquidation rights to the preferred stock has been paid in full.

Voting Rights. The holders of the preferred stock have no voting rights except as to matters affecting the rights of preferred stockholders or as to matters that all stockholders are entitled to vote on as a matter of law, such as mergers or acquisitions. In connection with any such vote, each outstanding share of preferred stock is entitled to one vote, excluding any shares held by our company or any entity controlled by us, which shares have no voting rights.

Dividends

We do not intend to pay dividends on our common stock in the foreseeable future.

Transfer Agent

Corporate Stock Transfer, Inc., Denver, Colorado, is our transfer agent.

SHARES ELIGIBLE FOR FUTURE SALE

We have a total of 4,393,564 shares outstanding, comprised of 4,068,564 shares which are free trading or may currently be sold under Rule 144 and 325,000 shares which will be eligible for resale under Rule 144 in August 2004. We have also registered by this prospectus 1,863,865 shares of common stock underlying preferred stock, warrants and options.

In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, including a person who may be deemed our affiliate, is entitled to sell within any three- month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock; or

•	The average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 under the Securities Act that were purchased from us, or any affiliate, at least two years previously, is entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Future sales of restricted common stock under Rule 144 or otherwise or of the shares which we are registering under this prospectus could negatively impact the market price of our common stock. We are unable to estimate the number of shares that may be sold in the future by our existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock by existing stockholders could adversely affect prevailing market prices.

EXPERTS

Our financial statements included in this prospectus as of and for the periods ended December 31, 2003 and 2002, have been included in reliance on the reports of Ehrhardt Keefe Steiner & Hottman, PC, independent registered public accounting firm, given on the authority of this firm as experts in accounting and auditing.

Ehrhardt Keefe Steiner & Hottman, PC has not audited any unaudited interim financial information and has not expressed an opinion or any other form of assurance with respect to any such financial information.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by the Law Office of Gary A. Agron, Greenwood Village, Colorado.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form SB-2 under the Securities Act of 1933 with respect to our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to OneDentist Resources, Inc., and our common stock offered hereby, reference is made to the registration statement and the exhibits filed as part of the registration statement. Following the effective date of the prospectus, we will be required to file periodic reports with the Securities and Exchange Commission, including quarterly reports, annual reports which include our audited financial statements and proxy statements. The registration statement, including exhibits thereto, and all of our periodic reports may be inspected without charge at the Securities and Exchange Commission’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, after payment of fees prescribed by the Securities and Exchange Commission. You may obtain additional information regarding the operation of the Public Reference Section by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a website which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address: http://www.sec.gov.

QUEPASA CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2004	December 31, 2003
	(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$503,973	$37,942
Accounts receivable - trade	17,600	—
Accounts receivable - other	17,938	23,331
Prepaid expenses and other current assets	29,681	9,933

Total current assets	569,192	71,206

NON-CURRENT ASSETS:
Property and equipment - net	390,877	481,785
Deposits and other assets	25,039	25,919

Total noncurrent assets	415,916	507,704

TOTAL	$985,108	$578,910

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$52,828	$71,838
Accrued liabilities	43,003	20,892
Short-term borrowings, net	199,326	16,000
Deferred revenue	136,351	21,546
Preferred stock subscriptions held in escrow	87,500	—
Current portion of long-term debt	6,919	6,512

Total current liabilities	525,927	136,788
LONG-TERM DEBT - net of current portion	13,236	15,575

Total liabilities	539,163	152,363

STOCKHOLDERS’ EQUITY:
10% Convertible Preferred stock, no par value; authorized 5,000,000, issued 200,000 shares;
no shares issued and outstanding	—	—
Common stock, $.001 par value; authorized 50,000,000 shares; issued and outstanding 4,089,602 shares (March 31, 2004) and 3,606,602 (December 31, 2003)	4,090	3,607
Additional paid-in capital	107,454,901	106,775,092
Accumulated deficit	(106,993,317)	(106,336,756)
Foreign currency translation adjustment	(19,729)	(15,396)

Total stockholders’ equity	445,945	426,547

Total liabilities and stockholders’ equity	$985,108	$578,910

See notes to unaudited condensed consolidated financial statements.

QUEPASA CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	Three months ended March 31,
	2004	2003
REVENUES	$23,865	$—

OPERATING COSTS AND EXPENSES:
Sales and marketing expenses	99,959	14,113
Product and content development expenses	33,250	4,916
General and administrative	432,207	272,156
Depreciation and amortization	96,116	42,969

	661,532	334,154

LOSS FROM OPERATIONS	(637,667)	(334,154)

OTHER INCOME (EXPENSE):
Interest income and other	3,371	10,409
Interest expense	(22,265)	(1,213)

TOTAL OTHER INCOME (EXPENSE)	(18,894)	9,196

NET LOSS	(656,561)	(324,958)
Deemed preferred stock dividend	—	(34,286)

Net loss attributable to common stockholders	$(656,561)	$(359,244)

NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$(0.17)	$(0.22)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING BASIC AND DILUTED	3,790,654	1,476,065

NET LOSS	$(656,561)	$(324,958)
Foreign currency translation adjustment	(4,333)	(4,556)

COMPREHENSIVE LOSS	$(660,894)	$(329,514)

See notes to unaudited condensed consolidated financial statements.

QUEPASA CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three months ended March 31,
	2004	2003
OPERATING ACTIVITIES:
Net loss	$(656,561)	$(324,958)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	96,116	42,969
Amortization of discount on note payable	13,326	—
Warrants issued for professional services	49,427	—
Issuance of common stock options for compensation	26,000	—
Change in assets and liabilities:
Receivables	(12,207)	(328)
Prepaid expenses and other assets	924	51,281
Accounts payable and accrued liabilities	3,101	(25,552)
Deferred revenue	114,805	—
Legal settlement accrual	—	(50,000)

Net cash used in operating activities	(365,069)	(306,588)

INVESTING ACTIVITIES:
Purchases of property and equipment	—	(15,081)

Net cash used in investing activities	—	(15,081)

FINANCING ACTIVITIES:
Proceeds from issuance of preferred stock	—	50,000
Proceeds from issuance of common stock, net of commissions of $54,535	540,865	—
Proceeds from issuance of notes payable, net of commissions of $25,000	225,000	—
Proceeds from preferred stock subscriptions	87,500	—
Payments on notes payable	(17,932)	(2,165)

Net cash provided by financing activities	835,433	47,835

Foreign currency translation adjustment	(4,333)	(9,374)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	466,031	(283,208)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	37,942	1,330,640

CASH AND CASH EQUIVALENTS, END OF PERIOD	$503,973	$1,047,432

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$589	$1,213
Cash paid for income taxes	—	—

(continued)

(Continued from the previous page)

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:

During the quarter ended March 31, 2004, the Company had the following transactions:

The Company issued 25,000 shares of common stock along with debt. Such stock was valued at $64,000 and recorded as a discount on the note payable.

The Company granted 20,000 common stock options valued at $26,000 to an employee.

The Company issued 50,000 warrants valued at $49,427 for professional business advisory services.

During the quarter ended March 31, 2003, the Company had the following transactions:

The Company recorded a preferred stock dividend of $34,286 based on the discount feature included in recently issued convertible preferred stock.

See notes to unaudited condensed consolidated financial statements.

QUEPASA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies

Quepasa Corporation, (the Company or Quepasa), a Nevada Corporation, was incorporated in June 1997. The Company is a Spanish/English language Internet Portal with a proprietary search engine targeting the U.S. Hispanic and Latin American markets. The Company’s web site provides users unique search engine capabilities and pay-per-placement marketing applications as well as traditional portal services centered around the Spanish market. The Quepasa.com web site is operated and managed by the Company’s majority owned Mexico-based subsidiary, Quepasa.com de Mexico. Because the language preference of many U.S. Hispanics is English, it also offers users the ability to access information and services in the English language.

Concentrations of Credit Risk and Significant Customers

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

For the three months ended March 31, 2004, three customers made up 85% of revenue for the period.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

In the spring of 2002, the Company’s founder re-joined the Company and began efforts in the development of a new business model. During the last quarter of 2003 the Company began to generate revenue under this new business model. Additional revenue growth has been generated during the quarter ended March 31, 2004

The Company recognizes revenue on arrangements in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 “Revenue Recognition,” and Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility of the resulting receivable is reasonably assured.

Revenue is primarily generated from pay-for-performance advertisements and banner advertisements. The Company recognizes revenue related to banner advertisements ratably over the contract period. Pay-for-performance search advertisements are recognized in the period in which the “click-throughs” occur. “Click-throughs” are defined as the number of times a user clicks on an advertisement or search result. Pay-for-performance revenue is recognized when there is evidence that the qualifying transactions have occurred.

Customers generally make advance deposits, which are recorded as deferred revenue, for pay-for-placement services which are recorded as revenue when an internet user clicks on a sponsored advertisement at the advertiser’s set price. Advertisers pay only when a click-through occurs on the advertiser’s search listing. Advertisers may see the prices of other advertisers on their keywords, enabling the advertiser to determine his or her own price necessary to achieve a desired ranking, which instills competition among advertisers and promotes greater relevance for consumers. Most advertisers utilize self-service tools to open and manage accounts online including tracking, price management and measurement features.

Note 2 – Basis of Presentation

The Company’s accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for a complete financial statement presentation. In the Company’s opinion, such unaudited interim information reflects all adjustments, consisting only of normal recurring adjustments, necessary to present our financial position and results of operations for the periods presented. The Company’s results of operations for interim periods are not necessarily indicative of the results to be expected for a full fiscal year. The Company’s condensed consolidated balance sheet as of December 31, 2003 was derived from its audited consolidated financial statements as of that date but does not include all the information and footnotes required by accounting principles generally accepted in the United States of America. The Company suggests that these condensed consolidated financial statements be read in conjunction with the audited consolidated financial statements included in its Annual Report on Form 10-K as of and for the year ended December 31, 2003, plus other SEC filings made by the Company from time to time.

Note 3 – Liquidity

To date, the Company’s expenses have significantly exceeded revenue and there is no assurance that the Company will earn profits in the future. The Company’s independent accountants issued their auditors’ report on the financial statements for the years ended December 31, 2002 and 2003 dated February 20, 2004, stating that the Company has experienced circumstances which raise substantial doubt about its ability to continue as a going concern.

In the spring of 2002, the Company’s founder re-joined the Company and began efforts in the development of a new business model. The new revenue model includes offering Internet search and retrieval capacities for “wholesale” users, and paid link capabilities for advertisers. Because the Company intends to target online content providers who in turn service a large number of users, the Company believes it can limit its advertising and marketing expenses. In order to generate significant revenue in the future, the Company must continue to enhance and make more robust its information retrieval and successfully direct marketing to potential advertising customers and distribution partners. In June 2003, the Company achieved certain performance milestones related to bringing the proprietary search technology and e-mail products of the Company’s software fully on-line and to the attainment of certain growth requirements for the Company’s search and e-mail databases. The Company intends to price the retrieval and information technology services at a price below the price currently being charged by larger information retrieval companies. It is the Company’s intention for the software to include a database that will permit more display page depth and will also permit the search and indexing of new data simultaneously.

In January 2004, the Company signed a business advisory services agreement with a NASD member firm. Through this agreement, the Company obtained a $250,000 bridge loan. This bridge loan bears interest at the rate of 18% per annum and includes the issuance of 25,000 shares of the company’s common stock. In April 2004, this bridge loan was paid in full from the proceeds of the financing from the offering of preferred stock under a private placement memorandum (PPM) through this investment banking firm. The Company has received $827,500 from subscriptions for preferred stock under the PPM through May 7, 2004.

In January 2004, the Company signed a financial advisory services agreement with a second NASD member firm. Through this agreement, the Company has obtained $961,350 from the sale of 739,500 shares of common stock through May 7, 2004. The sale of these securities have not been registered under the Securities Act of 1933 (the “Act”) and are “restricted securities” as that term is defined in Rule 144 under the Act.

Additionally, the Company has obtained $153,700 from the issuance of 118,231 shares of common stock to accredited investors as of May 7, 2004.

The Company expects to continue to incur costs, particularly sales and marketing, general and administrative, and development costs during 2004, and does not expect sufficient revenue to be realized to offset these costs until later in 2004. The Company believes that our current cash balances, cash generated from our operations, and our financing activities are sufficient to finance our level of operations through the next 12 months.

Note 4 – Short Term Debt

In January 2004, under a business advisory agreement, the Company obtained financing in the form of bridge loans of $250,000, with interest at 18%, and with a maturity date of January 15, 2005. As additional consideration for the loans, the Company issued 25,000 shares of common stock valued at $64,000, which has been recorded as a discount to the notes payable. During the three months ended March 31, 2004, the Company recorded $13,326 of amortization of the discount on these notes payable.

The Company paid $25,000 to the business advisor as a commission for the acquisitions of the bridge loans. Such commissions have been recorded as Loan Fees and are included in Prepaid Expenses and Other Current Assets on the accompanying balance sheet. The Company recorded $5,208 in amortization of these loan fees for the three months ended March 31, 2004.

In April 2004, the Company repaid the entire balance due on the bridge loans from proceeds received from the private offering of its preferred stock (see Note 5).

Note 5 – Stockholders’ Equity

Common Stock Transactions

In January 2004, the Company initiated an offering of common stock, $.001 par value, under an Investment Banker/Financial Advisor Agreement with a proposed closing date of April 9, 2004. During the three months ended March 31, 2004, the Company issued 419,500 shares of common stock under this agreement for proceeds of $490,815, net of commissions of $54,535. Subsequent to March 31, 2004, the Company issued an additional 320,000 shares for cash of $416,000 under this agreement. In addition, the Company issued 38,500 shares for cash of $50,050 during the three months ended March 31, 2004 and 79,731 shares for cash of $103,650 subsequent to quarter end to accredited private investors. The Company issued 25,000 shares of common stock valued at $64,000 in conjunction with the issuance of notes payable (see Note 4). The sale of these securities have not been registered under the Securities Act of 1933 (the “Act”) and are “restricted securities” as that term is defined in Rule 144 under the Act.

Stock Options

The Company has a stock-based compensation plan, which is fully described in Note 1 to the Audited Consolidated Financial Statements included in the Company’s annual report on Form 10-K for the year ended December 31, 2003. The Company accounts for those plans using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. The Company granted 140,000 stock options during the three months ended March 31, 2004, which expire at various times between January and March 2011. Stock-based compensation totaled $26,000 and $0 for the three months ended March 31, 2004 and 2003, respectively, and is classified as general and administrative expenses in the accompanying financial statements.

Had compensation cost for the Company’s stock-based employee compensation plans been determined based on the fair value of such awards at the grant dates consistent with the provisions of SFAS No. 123, the Company’s total and per share net income would be reduced as follows (retroactively adjusted for 1 for 20 reverse stock split):

	For the 3 months Ended March 31,
	2004	2003
Net loss – as reported	$(656,561)	$(324,958)
Net loss – pro forma	$(904,894)	$(324,958)
Basic loss per common share – as reported	$(.17)	$(.22)
Basic loss per common share – pro forma	$(.24)	$(.22)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	For the 3 months Ended March 31,
	2004	2003
Approximate risk free rate	4.5%	N/A
Average expected life	3 years	3 years
Dividend yield	0%	N/A
Volatility	274%	N/A
Estimated per share weighted average fair value of total options granted	$1.22	N/A

Warrants

As compensation for general business advisory services under the Investment Banking/Financial Advisory Agreement described above, the Company has issued two 25,000 warrant packages valued at $49,427 in total during the three months ended March 31, 2004. The Company has accounted for the warrants as professional services and are included in general and administrative expenses. The Company issued an additional 25,000 warrants, valued at $22,818 in April 2004 as further compensation. The warrants are for the purchase of common stock and are exercisable for two years at prices of $1.50, $2.00 and $2.50 and expire ratably in February, March and April 2006, respectively. The warrants were valued using the Black-Scholes option-pricing model using assumptions as follows: expected dividend yield 0%, risk free interest rate of 4.5%, expected volatility 154%, and expected life of two years.

Private Placement – Preferred Stock

In February 2004, the Company initiated an offering of up to $2,000,000 of its 10% convertible redeemable, no par value, Series A preferred stock at $100 per share under a Private Placement Memorandum. Under the offering, all funds received from subscriptions to the preferred stock were to be placed in an escrow account until $300,000 in subscriptions were received. The offering terminates no later than May 30, 2004.

As of March 31, 2004, the Company had received $87,500 for subscriptions to 875 shares of preferred stock, all of which has been recorded as a liability on the accompanying balance sheet.

Subsequent to March 31, 2004, the Company received an additional $740,000 for subscriptions to 7,400 shares of preferred stock. As a result of surpassing $300,000 in subscriptions, all funds held in escrow were released to the Company in April 2004.

Note 6 – Commitments and Contingencies

Litigation

The Company is not aware of any pending legal proceedings against it that, individually or in the aggregate, would have a material adverse effect on our business, operating results or financial condition. The Company may in the future be party to litigation arising in the course of its business, including claims that the Company allegedly infringes third-party trademarks and other intellectual property rights. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Commitments

In April 2004, the Company elected to keep open the private placement for common stock under the Investment Banker/Financial Advisor Agreement. As a result, the Company is committed to issuing an additional aggregate amount of 33,975 shares of the Company’s common stock to all subscribers in place under the private placement as of April 9, 2004.

Note 7 – Subsequent Events

The Company incurred an obligation effective May 5, 2004 to issue 62,000 shares of common stock at $.01 and 125,000 warrants for the Company’s common stock at an exercise price of $2.00 per share, expiring in May 2006, for general business advisory services performed by the business advisor who also assisted with the bridge loan and the offering of preferred stock.

In April 2004, the Company signed a letter of intent to lease new office space for a period of one year. As of this date, the Company is still in negotiations for its new office space.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

quepasa corporation and subsidiaries

Phoenix, Arizona

We have audited the accompanying consolidated balance sheets of quepasa corporation and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of quepasa corporation and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has experienced circumstances, which raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ehrhardt Keefe Steiner & Hottman PC

February 20, 2004

Denver, Colorado

QUEPASA CORPORATION

Consolidated Balance Sheet

December 31, 2003
Assets
Current assets
Cash and cash equivalents	$37,942
Accounts receivable—other	23,331
Prepaid expenses	9,933

Total current assets	71,206

Non-current assets
Property and equipment, net	481,785
Deposits and other assets	25,919

Total non-current assets	507,704

Total assets	$578,910

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable—trade	$71,838
Accrued liabilities	20,892
Deferred revenue	21,546
Short Term Debt	16,000
Current portion of long-term debt	6,512

Total current liabilities	136,788
Long-term debt, less current portion	15,575

Total liabilities	152,363

Commitments and contingencies

Stockholders’ equity
9.5% Convertible Preferred stock, no par value; authorized 5,000,000 shares; no shares issued and outstanding	—
Common stock, $0.001 par value; authorized 50,000,000 shares; 3,606,602 shares issued and outstanding	3,607
Additional paid-in capital	106,775,092
Accumulated deficit	(106,336,756)
Foreign currency translation adjustment	(15,396)

Total stockholders’ equity	426,547

Total liabilities and stockholders’ equity	$578,910

See notes to consolidated financial statements.

QUEPASA CORPORATION

Consolidated Statements of Operations

	For the Years Ended December 31,
	2003	2002
Revenue	$5,774	$20,089

Operating expenses
Product and content development	89,278	19,808
General and administrative	2,802,353	2,491,726

Total operating expenses	2,891,631	2,511,534

Loss from operations	(2,885,857)	(2,491,445)

Other income (expense)
Interest expense	(2,984)	(512)
Interest income and other	18,496	31,190

Total other income (expense)	15,512	30,678

Net loss available to common stockholders	(2,870,345)	(2,460,767)
Deemed preferred stock dividend	(34,286)	—

Net loss after preferred stock dividend	(2,904,631)	(2,460,767)
Other comprehensive loss
Foreign currency translation adjustment	(3,720)	(11,676)

Comprehensive loss	$(2,908,351)	$(2,472,443)

Basic and diluted weighted average common shares outstanding	2,294,592	977,743

Basic and diluted loss per common share	$(1.25)	$(2.52)

See notes to consolidated financial statements.

QUEPASA CORPORATION

Consolidated Statement of Changes in Stockholders’ Equity

For the Years Ended December 31, 2003 and 2002

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Foreign Currency Translation Adjustment	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance—December 31, 2001	—	$—	888,165	$888	$104,471,142	$(100,971,358)	$—	$3,500,672
Issuance of stock in acquisition	—	—	500,000	500	499,500	—	—	500,000
Issuance of stock for services	—	—	37,500	37	37,463	—	—	37,500
Issuance of stock for compensation	—	—	112,500	113	126,887	—	—	127,000
Issuance of stock for cash	300	29,980	—	—	—	—	—	29,980
Transfer and cancellation of stock per legal settlements	—	—	(62,100)	(62)	62	—	—	—
Net loss	—	—	—	—	—	(2,460,767)	—	(2,460,767)
Foreign currency translation adjustment	—	—	—	—	—	—	(11,676)	(11,676)

Balance—December 31, 2002	300	$29,980	1,476,065	$1,476	$105,135,054	$(103,432,125)	$(11,676)	$1,722,709
Effect of reverse stock split	—	—	205	—	—	—	—	—
Issuance of stock and stock options in acquisition	—	—	1,317,332	1,318	247,778	—	—	249,096
Preferred Stock Dividend	—	—	—	—	34,286	(34,286)	—	—
Issuance of stock and stock options for compensation	—	—	525,000	525	870,782	—	—	871,307
Return and cancellation of stock from employees	—	—	(200,000)	(200)	200	—	—	—
Issuance of stock and warrants for cash	500	50,000	400,000	400	407,100	—	—	457,500
Conversion of preferred stock to common stock	(800)	(79,980)	88,000	88	79,892	—	—	—
Net loss	—	—	—	—	—	(2,870,345)	—	(2,870,345)
Foreign currency translation adjustment	—	—	—	—	—	—	(3,720)	(3,720)

Balance—December 31, 2003	—	$—	3,606,602	$3,607	$106,775,092	$(106,336,756)	$(15,396)	$426,547

See notes to consolidated financial statements.

QUEPASA CORPORATION

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2003	2002
Cash flows from operating activities
Net loss	$(2,870,345)	$(2,460,767)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	271,232	32,860
Issuance of common stock and options for compensation	871,307	127,000
Forgiveness of forgivable loans	11,000	24,000
Issuance of common stock for services	—	37,500
Loss on note receivable in legal settlement	—	450,000
Increase (decrease) in cash, net of acquisitions, resulting from changes in:
Accounts receivable	(22,462)	—
Prepaid expenses	236,047	5,529
Other receivables and other current assets	—	112,150
Other non-current assets	(6,932)	(5,887)
Accounts payable—trade	(124,004)	110,835
Accrued liabilities	(37,024)	(282,891)
Deferred revenue	21,546	(20,089)

Net cash used in operating activities	(1,649,635)	(1,869,760)

Cash flows from investing activities
Issuance of notes receivable	(11,000)	(24,000)
Collection of note receivable	—	50,000
Net cash received in acquisitions	—	215,342
Purchase of property and equipment	(96,429)	(110,602)

Net cash provided by (used in) investing activities	(107,429)	130,740

Cash flows from financing activities
Proceeds from issuance of preferred stock	50,000	29,980
Proceeds from issuance of common stock	407,500	—
Proceeds from short term note payable	16,000	—
Payments on notes payable	(5,366)	(839)
Minority interest stockholder	(48)	48

Net cash provided by financing activities	468,086	29,189

Foreign currency translation adjustment	(3,720)	(11,676)

Net decrease in cash	(1,292,698)	(1,721,507)
Cash and cash equivalents—beginning of year	1,330,640	3,052,147

Cash and cash equivalents—end of year	$37,942	$1,330,640

Interest Paid	$2,984	$512
Income Taxes Paid	$—	$—

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Supplemental disclosure of non-cash activity:

In March 2003, the Company recorded a preferred stock dividend of $34,286 based on the discount feature included in recently issued convertible preferred stock.

In June 2003, the Company issued 598,788 shares of common stock, valued at $119,758, as contingent consideration for the acquisition of Vayala Corporation. The value of these shares has been recorded as an increase to acquired software.

In August 2003, the Company issued 718,544 shares of common stock valued at $129,338, for options granted as contingent consideration for the acquisition of Vayala Corporation. The value of these shares has been recorded as an increase to acquired software.

In September 2003, the Company issued stock awards to certain employees and a director of the company in the amount of 525,000 shares of common stock, valued at $763,200. However, 200,000 shares of the common stock issued were returned to the Company and cancelled in December 2003.

In September 2003, the Company issued 45,455 common stock options valued at $75,001 to an employee in lieu of cash compensation pursuant to an employment agreement.

In December 2003, the Company issued 42,700 common stock options valued at $33,306 to an employee in lieu of cash compensation pursuant to an employment agreement.

In December 2003, the Company issued 33,000 shares of common stock upon conversion of $29,980 of convertible preferred stock issued in November 2002 and 55,000 shares of common stock upon conversion of $50,000 of convertible preferred stock issued in January 2003.

In October 2002, the Company issued 500,000 of its common shares with a value of $500,000 in exchange for all of the common stock of Vayala Corporation.

During 2002, the Company received back and canceled 1,242,000 shares of its stock, with a par value of $1,242 from certain stockholders pursuant to settlement agreements.

See notes to consolidated financial statements.

Notes To Consolidated Financial Statements

QUEPASA CORPORATION

Note 1—Description of Business and Summary of Significant Accounting Policies

quepasa corporation, (the Company or quepasa), a Nevada Corporation, was incorporated in June 1997. The Company is a bilingual Internet portal and on-line community focused on the United States Hispanic market. The Company’s web site provides users with information centered around the Spanish language and offers traditional portal services including search and pay for placement capabilities. The quepasa.com web site is operated and managed by the Company’s majority owned Mexico-based subsidiary, quepasa.com de Mexico. Because the language preference of many U.S. Hispanics is English, it also offers users the ability to access information and services in the English language.

In August 2003 the Company’s stockholders approved a change in the Company’s name from quepasa.com, inc. to quepasa corporation.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of quepasa corporation, and its subsidiaries, Vayala Corporation and quepasa.com de Mexico. All intercompany accounts and transactions have been eliminated in consolidation. All Vayala assets and liabilities have been transferred to quepasa corporation as of December 31, 2003.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with. Periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

During 2003 and 2002, one customer accounted for approximately 44% and 79% of gross revenue, respectively.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from 2 to 10 years.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

From early 2001 through the first half of 2003, the Company limited marketing of its web site. In the spring of 2002, the Company’s founder re-joined the Company and began efforts in the development of a new business model. Minimal revenue has been generated from this new model as of December 31, 2003. The Company’s new revenue model is primarily predicated on providing fee-based private label information retrieval and management software technology. Customers generally make advance deposits, which is recorded as deferred revenue, for pay for placement services which is turned into revenue when an internet user clicks on a sponsored advertisement at the advertiser’s bid price. In order to generate revenue in the future, the Company must continue to develop and enhance its information retrieval and management infrastructure and direct marketing to customers who in turn provide information retrieval capabilities to their end users.

Prior to the change in business model, the Company’s revenue had been derived principally from the sales of banner advertisements and sponsorships. The Company sold banner advertising primarily on a cost-per-thousand impressions, or “CPM” basis, under which advertisers and advertising agencies received a guaranteed number of “impressions,” or number of times that an advertisement appeared in pages viewed by users of the Company’s website, for a fixed fee. The Company’s contracts with advertisers and advertising agencies for these types of contracts covered periods ranging from one to twelve months. Advertising revenue was recognized ratably based on the number of impressions displayed, provided that the Company had no obligations remaining at the end of a period and collection of the resulting receivable was probable. Company obligations typically included guarantees of a minimum number of impressions. To the extent that minimum guaranteed impressions were not met, the Company deferred recognition of the corresponding revenue until the remaining guaranteed impression levels were achieved. Payments received from advertisers prior to displaying their advertisements on the Company’s website were recorded as deferred revenue.

Income Taxes

The Company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. The Company’s temporary differences result primarily from net operating loss carryforwards.

Reclassifications

Certain amounts in the 2002 consolidated financial statements have been reclassified to conform to the 2003 presentation.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2003 and 2002 was approximately $3,200 and $0 respectively.

Comprehensive Income

The Company has adopted SFAS No. 130, Reporting Comprehensive Income. The statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be disclosed in the financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. Comprehensive income is the total of net income and other comprehensive income.

Basic and Diluted Earnings (Loss) Per Common Share

In accordance with SFAS No. 128, “Earnings Per Share”, basic earnings (loss) per share is computed based upon the weighted average number of common shares outstanding during the period. The Company has presented only basic earnings (loss) per share as it had no dilutive potential common shares outstanding.

Recently Issued Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 150, “Accounting for Certain Financial instruments with Characteristics of Both Liability and Equity,” which is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of this standard is not expected to have a material impact on the company’s consolidated financial statements.

In January 2004 the FASB issued FASB Staff Position “(FSP”) No. FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting of the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Regardless of whether a sponsor elects that deferral, FSP FAS 106-1 is effective for interim or annual financial statements of fiscal year ending after December 7, 2003. The company does not expect this position to have a material impact on the company’s consolidated financial statements.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, prepaids and accounts payable approximated fair value as of December 31, 2003 and 2002 because of the relatively short maturity of these instruments.

The carrying amounts of notes payable and debt issued approximate fair value as of December 31, 2003 and 2002 because interest rates on these instruments approximate market interest rates.

Product and Content Development Costs

Costs incurred in the classification and organization of listings within the Company’s website are charged to expense as incurred. In accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, material software development costs, costs of development of new products and costs of enhancements to existing products incurred during the application development stage are capitalized. Based upon the Company’s product development process, and the constant modification of the Company’s website, costs incurred by the Company during the application development stage have been insignificant.

In March 2000, EITF No. 00-02, Accounting for Website Development Costs, was issued which addresses how an entity should account for costs incurred in website development. EITF 00-02 distinguishes between those costs incurred during the development, application and infrastructure development stage and those costs incurred during the operating stage. EITF 00-02 was effective on and after June 30, 2000 although early adoption was encouraged. The adoption of EITF No. 00-02 did not have a material impact on the Company’s consolidated financial statements.

Pursuant to SOP 98-1, the Company capitalized certain material development costs incurred during the acquisition development stage, including costs associated with coding, software configuration, upgrades and enhancements.

Stock-Based Compensation

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company has adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to provide pro forma net earnings (loss) and pro forma net earnings (loss) per share disclosures for employee stock option grants as if the fair-value-based method as defined in SFAS No. 123 had been applied.

The Company uses the Black-Scholes model (Model), for purposes of valuing its stock option grants. The Model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, it requires the input of highly subjective assumptions, including the expected stock price volatility, expected dividend yields, the risk free interest rate, and the expected life. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the value determined by the Model is not necessarily indicative of the ultimate value of the granted options.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation—Transition and Disclosure.” Accordingly, no compensation cost is recognized for the issuances of stock options to employees when the exercise price approximates market. Pursuant to the Accounting Principles Board Opinion No. 25 the Company would recognize compensation expense on issuances of stock options to employees when the exercise price is less than the fair value of the stock. Had compensation cost for the Company’s option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS 148, the Company’s net loss and basic loss per common share would have been changed to the pro forma amounts indicated below:

	For the Years Ended December 31,
	2003	2002
Net loss—as reported	$(2,870,345)	$(2,460,767)
Net loss—pro forma	$(5,527,943)	$(2,460,767)

Basic loss per common share—as reported	$(1.25)	$(2.52)
Basic loss per common share—pro forma	$(2.41)	$(2.52)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	For the Years Ended December 31,
	2003	2002
Approximate risk free rate	4.5%	N/A
Average expected life	3 years	3 years
Dividend yield	0%	N/A
Volatility	276%	N/A
Estimated per share weighted average fair value of total options granted	$1.16	N/A

Note 2—Liquidity

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business.

The Company has incurred net losses from operations since inception and has an accumulated deficit of approximately $106.3 million through December 31, 2003.

In the spring of 2002, the Company’s founder re-joined the Company and began efforts in the development of a new business model. No significant revenue has been generated from this new model as of December 31, 2003. The new revenue model includes offering Internet search and retrieval capacities for “wholesale” users, and paid link capabilities for advertisers. Because the Company intends to target online content providers who in turn service a large number of users, the Company believes it can limit its advertising and marketing expenses. In order to generate significant revenue in the future, the Company must continue to enhance and make more robust its information retrieval and successfully direct marketing to potential advertising customers and distribution partners. In June 2003, the Company achieved certain performance milestones related to bringing the search and e-mail products of the Company’s software fully on-line and to the attainment of certain growth requirements for the Company’s search and e-mail databases. The Company intends to price the retrieval and information technology services at a price below the price currently being charged by larger information retrieval companies. It is the Company’s intention for the software to include a database that will permit more display page depth and will also permit the search and indexing of new data simultaneously.

The Company expects to continue to incur costs, particularly general and administrative costs during 2004, and does not expect sufficient revenue to be realized to offset these costs until later in 2004. The Company believes it will be necessary to raise additional capital to continue it’s business plan into 2004. In the event the Company is not able to raise capital and generate sufficient revenue in 2004, it’s ability to continue operations will be severely impacted and will have a significant adverse effect on it’s business. Subsequent to December 31, 2003 through the date of this report, the Company has raised $845,400 in additional equity and debt financing.

Although management believes that the private label segment of the information retrieval market, which is still in the beginning of its anticipated growth curve, offers a model which provides for continued revenue growth and profitability. The Company’s ability to continue operations is dependent upon its ability to raise capital investments until it can generate enough revenue to offset future operating expenses.

Note 3—Acquisition of Vayala Corporation

On October 30, 2002, the Company acquired 100% of the outstanding common stock of Vayala Corporation for a purchase price of $500,000, consisting of 500,000 shares of the Company’s common stock valued at $1.00 per share. Vayala was engaged in the development of Internet information retrieval and management software technology products. Prior to the acquisition, Vayala was controlled by two officers/directors of the Company. In June 2003, the Company issued 598,788 shares of common stock, valued at $119,758, to the former stockholders of Vayala. The issuance of such shares represents contingent consideration related to the achievement of certain performance milestones by Vayala as defined in the acquisition agreement between the Company and Vayala. The performance milestones achieved relate to bringing Vayala’s search and e-mail products fully on-line and to the attainment of certain growth requirements for search and e-mail databases. The value of these shares has been recorded as an increase to the software acquired in the original acquisition. In September 2003, the Company issued 718,544 shares of common stock, for cash of $1,437 to the former stockholders of Vayala upon the exercise of options to purchase the Company’s common stock. Such options, with an exercise price of $0.002 per share, and valued at $127,901, were issued in August 2003 and were related to the achievement of certain milestones as previously mentioned.

The acquisition has been accounted for using the purchase method. The purchase price was allocated to the net assets acquired based on their fair values as follows:

Cash	$215,342
Property and equipment	329,750
Deposits and other assets	13,100
Liabilities assumed	(58,192)

$500,000

The results of operations for Vayala for the two months ended December 31, 2002 are included in the accompanying consolidated statements of operations. The following table summarizes the unaudited pro forma results of the Company for the year ended December 31, 2002, giving effect to the acquisition as if it had occurred in August 2001, the date of inception for Vayala. The unaudited pro forma information is not necessarily indicative of the results of operations of the Company had this acquisition occurred at the beginning of 2002, nor is it necessarily indicative of future results.

Gross revenue	$44,700

Operating expenses	$3,102,356

Net loss	$(3,049,287)

Net loss per share, basic and diluted	$(3.20)

Note 5—Balance Sheet Disclosures

Property and equipment consist of the following at December 31, 2003:

Software	$489,449
Computer equipment	139,173
Vehicles	99,657
Office furniture and equipment	47,079
Other equipment	10,039

Subtotal cost	785,397
Less accumulated depreciation and amortization	(303,612)

Net property and equipment	$481,785

Accrued expenses consist of the following at December 31, 2003:

Payroll taxes	$11,568
Other accrued expenses	9,324

Total accrued expenses	$20,892

Note 6—Note Receivable

In October 2001, the Company loaned $500,000 to Great Western Land and Recreation, Inc. (Great Western), an entity with whom the Company had previously entered into a merger agreement. The loan bore interest at prime plus 1% and was due on the earlier of March 15, 2002 or termination of the merger agreement. On February 5, 2002, the Company announced the merger agreement had been terminated and that the note receivable became immediately due and payable. Great Western subsequently initiated a lawsuit in which it alleged, among other things, that the Company had breached the merger agreement and, as a result, Great Western is entitled to receive a $500,000 termination fee, and that the promissory note should be deemed paid in full.

In October 2002, the Company and Great Western entered into a settlement agreement whereby Great Western paid $50,000 to the Company, which constituted full payment of the promissory note. Accordingly, the Company has written off the balance of its note receivable of $450,000, which is included in general and administrative expenses in 2002 in the accompanying consolidated statements of operations. In addition, Great Western transferred back to the Company 642,000 shares of the Company’s stock, which were subsequently canceled.

Note 7 —Short Term Debt

At December 31, 2003, the Company borrowed $16,000 from an employee on a short-term basis payable on demand from a non-officer and a non-director of the company. This amount was repaid in full in January 2004 from the proceeds of a $250,000 bridge finance loan. (See Note 17.)

Note 8—Long-Term Debt

Long-term debt consists of the following at December 31, 2003:

Note payable to a financing company, due in monthly installments of $676 including principal and interest at 10.95% through February 2007, secured by a vehicle.	$22,087
Less current portion	(6,512)

$15,575

Maturities of long-term obligations are as follows:

Year Ending December 31,
2004	$6,512
2005	7,509
2006	1,554

$15,575

Note 9—Commitments and Contingencies

Operating Leases

The Company leases its facilities under non-cancelable operating leases. Rent expense for these leases was:

Year Ended December 31,
2003	$95,971
2002	$46,151

Future minimum lease payments under these leases are as follows:

Year Ending December 31,
2004	$44,150

Employment Agreements

The Company has entered into employment and other agreements with all of its employees and all of its executive officers and non-employee directors. During 2003 and 2002, the Company satisfied all its obligations under these agreements. The agreements are for terms varying from one to two years with its employees and call for base salaries of no higher than $120,000, which is the salary for our chief executive officer.

Litigation

We are not aware of any pending legal proceedings against us that, individually or in the aggregate, would have a material adverse effect on our business, operating results or financial condition. We may in the future be party to litigation arising in the course of our business, including claims that we allegedly infringe third-party trademarks and other intellectual property rights. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

In February 2002, a completely new slate of directors, as proposed by the concerned stockholders, was elected. Such election constituted a significant event, and as such, the employment agreement with Robert Taylor was amended to provide for termination of his employment along with a $100,000 bonus. Also as a result of the change in directors, all stock options held by Robert Taylor, and those options granted to the former directors in March 2001 became fully vested and exercisable. The exercise period for the options for the former directors, excluding Gary Trujillo, was reduced from ten years to five years.

The Company entered into two separate agreements with two of the concerned stockholders in May and December 2002, respectively. The Company paid the two stockholders a combined $225,000 as settlement for all existing and future claims and disputes.

In February 2003, the Company entered into a Settlement Agreement and Mutual Release that required the Company to pay $50,000 to a company that is a stockholder of the Company. The Company had originally filed a complaint in October 2002 against this company for intentional interference with business relationships. This company countered by filing a complaint against the Company for breach of fiduciary duties and defamation. Such settlement is accrued and included in general and administrative expenses for the year ended December 31, 2002.

The Company is not aware of any pending legal proceedings against it that, individually or in the aggregate, would have a material adverse effect on our business, operating results or financial condition. We may in the future be party to litigation arising in the course of our business, including claims that we allegedly infringe third-party trademarks and other intellectual property rights. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Note 10—Stockholders’ Equity

Common Stock Transactions

In September 2002, the Company issued 112,500 shares of common stock to certain employees pursuant to the terms in their employment agreements. The shares issued were valued at $127,000 based on the price of the Company’s stock at the date of issuance, and is included as compensation in general and administrative expenses in the accompanying statements of operations for the year ended December 31, 2002.

In October 2002, the Company issued 37,500 shares with a value of $37,500 in exchange for professional services.

During 2002, the Company received a total of 62,100 shares of its common stock previously held by others as follows: 30,000 shares from Telemundo in January 2002 and 32,100 shares from Great Western in October 2002. The stock was transferred back to the Company per legal settlements and was subsequently canceled.

In October 2002, the Company issued 500,000 shares of common stock, valued at $500,000 to acquire Vayala Corporation. In June 2003, the Company issued 598,788 shares of common stock, valued at $119,758, to the former stockholders of Vayala. The issuance of such shares represents contingent consideration related to the achievement of certain performance milestones by Vayala as defined in the acquisition agreement between the Company and Vayala. The performance milestones achieved relate to bringing Vayala’s search and e-mail products fully on-line and to the attainment of certain growth requirements for search and e-mail databases. The value of these shares has been recorded as an increase to the software acquired in the original acquisition. In August 2003, the Company issued options, with an exercise price of $0.002 per share, and valued at $127,901, related to the achievement of these same milestones. In September 2003, the Company issued 718,544 shares of common stock, for cash of $1,437, to the former stockholders of Vayala upon the exercise of the options.

In August 2003, the Company issued an additional 205 shares of common stock to current shareholders to reflect the shareholder approved reverse split on a one for 20 shares basis.

In August 2003, the Company issued 525,000 shares of common stock to certain employees of the Company as compensation for services valued at $763,000. For company performance reasons, 200,000 shares of the common stock issued were returned to the Company in December 2003.

In August, September and December of 2003 the Company issued a total of 300,000 shares of common stock for cash of $307,500 to three accredited private investors.

In December 2003, the Company issued 100,000 shares of common stock and 100,000 warrants to purchase shares of common stock at a price of $2.60 that expire on December 31, 2005 to an accredited investor for cash of $100,000. As a fee for the service of finding this accredited investor, the Company also issued warrants to an individual to purchase 100,000 shares of common stock at the price of $2.60 that expire on December 31, 2005.

In September and December, the Company issued a total of 88,155 options valued at $108,307 to purchase the common stock of the Company as compensation to an employee of the Company.

In December 2003, the Company issued 88,000 shares of common stock upon conversion of $79,980 of convertible preferred stock.

Private Placement—Preferred Stock

In November 2002, the Company initiated an offering of up to $2,000,000 of 9.5% convertible, no par value, non-cumulative preferred stock at $100 per share under a Private Placement Memorandum. The preferred stock was convertible into common stock at any time at a 30% discount from the sales price of the common stock on the closing date of the conversion. The Company received $29,980 in November 2002 for the issuance of 300 shares and $50,000 in January 2003 for the issuance of 500 shares, respectively, of preferred stock under this private placement. In December of 2003, all the preferred stock was converted into 88,000 shares of common stock. There is no preferred stock outstanding as of December 31, 2003.

Stock Options

In October 1998, the Company adopted and later amended a Stock Option Plan (the “Plan”), which provides for the granting of options to officers, directors, and consultants. The plan permits the granting of “incentive stock options” meeting the requirements of Section 422A of the Internal Revenue Code as well as “nonqualified” which do not satisfy the requirements of that section. 6,000,000 shares of common stock have been reserved under the plan for the granting of options. The Plan will be in effect until November 1, 2009, unless extended by the Company’s stockholders. The options are exercisable to purchase stock for a period of ten years from the date of grant.

Incentive stock options granted pursuant to this Plan may not have an option price that is less than the fair market value of the stock on the date the option is granted. Incentive stock options granted to significant stockholders shall have an option price of not less than 110% of the fair market value of the stock on the date of the grant. Options granted under the plan vest one-third at the end of each of the three years of service following the grant date. The Board of Directors of the Company may waive the vesting requirements at its discretion. Except as noted, all stock options issued under the Plan are exercisable for a period of 7 to 10 years from the date of grant.

Stock-based compensation totaled $871,307 and $127,000 for the years ended December 31, 2003 and 2002, respectively, and is classified as selling, general and administrative expenses in the accompanying financial statements.

The following table presents the activity for options outstanding:

	Common Stock Options	Weighted Average Exercise Price
Outstanding—December 31, 2001	107,125	134.200
Granted	—	—
Forfeited/canceled	—	—
Exercised	—	—

Outstanding—December 31, 2002	107,125	$134.200
Granted	3,003,399	1.150
Forfeited/canceled	(105,250)	136.000
Exercised	(718,544)	0.002

Outstanding—December 31, 2003	2,286,730	$1.540

On August 4, 2003, the shareholders of the Company approved to effect a reverse split of our Common Stock. The reverse split, as approved, combined our outstanding Common Stock on a 1 share for 20 shares basis.

The following table presents the composition of options outstanding and exercisable:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Price*	Life*	Number	Price*
$0.01 - $0.78	130,855	$0.26	6.9	130,855	$0.26
$1.40	200,000	$1.40	6.9	200,000	$1.40
$1.60 - $1.80	1,954,000	$1.61	6.7	1,799,000	$1.60
$30.00	1,875	$30.00	4.9	1,875	$30.00

Total—December 31, 2003	2,286,730	$1.54	6.4	2,131,730	$1.52

*	Price and Life reflect the weighted average exercise price and weighted average remaining contractual life, respectively.

Warrants

As of December 31, 2002, the Company had 20,000 outstanding warrants with a strike price of $396.00 per share held by Cruttenden Roth for the purchase of shares of the Company’s common stock. The Company accounted for the warrants as prepaid marketing services and a net entry to additional paid-in capital, respectively. The warrants were valued at $1.7 million on the date of grant using the Black-Scholes option-pricing model using assumptions as follows: expected dividend yield 0%, risk-free interest rate of 5.67%, expected volatility of 50%, and expected life of five years. These warrants expire on June 24, 2004.

In December 2003, the Company issued 200,000 warrants to purchase shares of common stock at the price of $2.60 that expire on December 31, 2005. (See Note 10 Common Stock Transactions)

Note 12—Income Taxes

The Company did not provide a current or deferred US federal, state or foreign income tax provision or benefit for any of the periods presented because it has experienced recurring operating losses. The Company has provided a full valuation allowance on the deferred tax asset, consisting primarily of the net operating losses, because it is more likely than not that the deferred tax asset will not be realized.

At December 31, 2003, the Company had net operating losses of approximately $64,560,000 related to US federal, foreign and state jurisdictions. Utilization of the net operating loss, which expires at various times starting in 2018, may be subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended, and other limitations under state and foreign tax laws.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are approximately as follows:

	December 31,
	2003	2002
Net operating loss	$24,950,000	$23,970,000
Non-deductible expenses	—	—

Total deferred tax assets	24,950,000	23,970,000
Valuation allowance for deferred tax assets	(24,950,000)	(23,970,000)

Net deferred tax asset	$—	$—

Note 13—Loss Per Share

The following table sets forth the computation for basic and diluted earnings per share:

	For the Years Ended December 31,
	2003	2002
Net loss	$(2,870,345)	$(2,460,767)

Basic earnings per share-weighted average shares	2,294,592	977,743

Basic and diluted loss per common share	$(1.25)	$(2.52)

Where the inclusion of potential common shares is anti-dilutive, such shares are excluded from the computation. Such anti-dilutive potential shares amounted to 2,506,730 and 127,125 at December 31, 2003 and 2002, respectively.

Note 14—Related Party Transactions

On March 22, 2001, the Company agreed to pay each of its non-employee directors a lump sum payment of $50,000, for prior and current service, upon the occurrence of a significant event, defined as a change of control or liquidation of the Company. The directors agreed not to accept the payment upon the election of new directors in April 2002.

On October 30, 2002, the Company acquired 100% of the outstanding common stock of Vayala Corporation for a purchase price of $500,000, consisting of 500,000 shares of the Company’s common stock valued at $1.00 per share. Vayala was engaged in the development of Internet information retrieval and management software technology products. Prior to the acquisition, Vayala was controlled by two officers/directors of the Company. In June 2003, the Company issued 598,788 shares of common stock, valued at $119,758, to the former stockholders of Vayala. The issuance of such shares represents contingent consideration related to the achievement of certain performance milestones by Vayala as defined in the acquisition agreement between the Company and Vayala. The performance milestones achieved relate to bringing Vayala’s search and e-mail products fully on-line and to the attainment of certain growth requirements for search and e-mail databases. The value of these shares has been recorded as an increase to the software acquired in the original acquisition. In September 2003, the Company issued 718,544 shares of common stock, for cash of $1,437 to the former stockholders of Vayala upon the exercise of options to purchase the Company’s common stock. Such options, with an exercise price of $0.002 per share, and valued at $127,901, were issued in August 2003 and were related to the achievement of certain milestones as previously mentioned.

During 2003 and 2002, the Company made forgivable loans to employees of the Company totaling $11,000 and $24,000 respectively, all of which were forgiven. There are currently no loans to any employee of the Company.

Note 15—Quarterly Financial Data—Unaudited

A summary of the quarterly data for the years ended December 31, 2003 and 2002 follows (in thousands, except net loss per share):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2003
Revenue	$0	$0	$0	$6	$6
Operating expenses	$334	$471	$1,492	$595	$2,892
Loss from operations	$(334)	$(471)	$(1,492)	$(589)	$(2,886)
Net loss	$(359)	$(469)	$(1,489)	$(553)	$(2,870)
Net loss per share, basic and diluted	$(0.24)	$(0.29)	$(0.62)	$(0.10)	$(1.25)

2002
Revenue	$20	$0	$0	$0	$20
Operating expenses	$1,365	$444	$216	$486	$2,511
Loss from operations	$(1,345)	$(444)	$(216)	$(486)	$(2,491)
Net loss	$(1,326)	$(438)	$(213)	$(484)	$(2,461)
Net loss per share, basic and diluted	$(1.49)	$(0.49)	$(0.24)	$(0.30)	$(2.52)

Note 16—Business Segment Information

The Company conducts operations in the United States of America through the parent company, quepasa corporation, the Company’s Mexico-based subsidiary, quepasa.com de Mexico, which operates and manages the quepasa.com web site. The following presents segment information, by geographic area, for the Company for 2003 and 2002 (in thousands).

	United States	Mexico	Total
2003
Revenues	$6	$—	$6
Loss from operations	(2,620)	(266)	(2,886)
Other income (expense)	16	—	16
Net loss	$(2,604)	$(266)	$(2,870)
Depreciation and amortization	$252	$19	$271
Capital expenditures	$345	$—	$345
Identifiable assets at December 31, 2003	$506	$73	$579

2002
Revenues	$20	$—	$20
Loss from operations	(2,284)	(207)	(2,491)
Other income (expense)	30	—	30
Net loss	$(2,254)	$(207)	$(2,461)
Depreciation and amortization	$27	$6	$33
Capital expenditures	$356	$84	$440
Identifiable assets at December 31, 2002	$1,910	$94	$2,004

Note 17—Subsequent Events

In January 2004, the Company signed a business advisory services agreement with an NASD member firm. Through this agreement, the Company obtained a $250,000 bridge loan. This bridge loan will earn interest at the rate of 18% per annum and includes the issuance of 25,000 shares of the company’s common stock. This bridge loan will be paid in full from the proceeds of a future financing through this investment banking firm, or no later than January 15, 2005.

In January 2004, the Company signed a second financial advisory services agreement with an NASD member firm. Through this agreement, the Company has obtained $595,400 from the sale of 458,000 shares of common stock. The sale of these securities have not been registered under the Securities Act of 1933 (the “Act”) and are “restricted securities” as that term is defined in Rule 144 under the Act.

In January 2004, the Company repaid the short-term loan to an employee of $16,000. See Note 6, Short Term Debt.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The indemnification provisions of the Registrant’s Articles of Incorporation are incorporated by reference to the Registrant’s Registration Statement on Form S-1, file number 333-74201, dated June 24, 1999.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (1)

SEC Registration Fee	$510
Blue Sky Filing and Legal Fees	$2,500
Printing Expenses	$5,000
Legal Fees	$40,000
Accounting Fees	$10,000
Transfer Agent Fees	$1,000
Miscellaneous Expenses	$5,990

Total	$65,000

(1)	All expenses, except the SEC registration fee, are estimated.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

During the last three years, the Registrant sold the following securities which were not registered under the Securities Act, as amended:

(i) In September 2002 we issued 112,500 shares of common stock, valued at $127,000 in exchange for services, to certain employees pursuant to the terms of their employment agreements.

(ii) In October 2002 we issued 37,500 shares of common stock, valued at $37,500, in exchange for professional services.

(iii) In October 2002 we issued 500,000 shares of common stock, valued at $500,000 to the stockholders of Vayala Corporation to acquire Vayala. In June 2003 we issued an additional 598,788 shares of common stock, valued at $119,758, to the former stockholders of Vayala. The issuance of such shares represented contingent consideration related to the achievement of certain performance milestones by Vayala as defined in the acquisition agreement between Vayala and us. The performance milestones achieved relate to bringing Vayala’s search and e-mail products fully on-line and to the attainment of certain growth requirements for search and e-mail databases. The value of these shares has been recorded as an increase to the software acquired in the original acquisition. In September 2003 the Company issued 718,544 shares of common stock for cash of $1,437 to the former stockholders of Vayala upon the exercise of options to purchase the Company’s common stock. Such options, with an exercise price of $0.002 per share, and valued at $127,901, were issued in August 2003 and were related to the achievement of certain milestones as previously mentioned.

(iv) In August 2003 we issued 325,000 shares of common stock to six employees as compensation for services valued at $740,200.

(v) In January 2004 we issued an aggregate of $250,000 of promissory notes to evidence bridge loans in the same amount extended by the following individuals in the amounts set forth after their names:

Name	Amount
Roger Morrison	$50,000
Christopher Morano	$100,000
Vincent Chang	$50,000
Gary LaPlant	$50,000

(vi) Between August 2003 and May 2004, we issued the following shares of common stock at the prices and in the amounts indicated below. All such issuances were for cash, except as footnoted below.

Name	Number of Shares Purchased	Price Per Share
Alston, Gerald	50,000	$1.00
Chang, Vincent (1)	5,000	$2.95
Delgado, Marco (2)	7,500	$1.85
Gould, Scott	12,000	$1.30
Grijalva, Rocio	38,500	$1.85
Hughes Living Trust	8,000	$1.30
Laplant, Gary (1)	5,000	$2.95
Lindgren, Charles	20,000	$1.30
Morano, Christopher (1)	10,000	$2.30
Morrison, Roger (1)	5,000	$2.30
Newbridge Securities	62,500	$.01
Pierce, Mitchell	250,000	$1.00
Pring, Bradley	100,000	$1.00
Rayna, John	38,500	$1.30
Regas, Chris	19,231	$1.30
Riggs, Jim	20,000	$1.30

TOTAL	651,231

(1)	Issued as additional consideration for extending a bridge loan to us as described in (v) above based upon one share issued for each $10 loaned to us.
(2)	Services rendered

(vii) Between March and May 2004, we issued the following shares of preferred stock at $100 per share in the amounts indicated below:

Name	Number of Shares Purchased (1)
Barnider, Athwal	69
Bennett Family Trust	28
Bettingen, Grant	137
Brimhall, Melvin	500
Bryan, J. Shepard	28
Bryant, Gary	69
Bryant, Suzanne	69
Bugna, Randy	105
Bugna, Randy	32
Buys, Jill and Jenni	273
Chandler, Stephen	683
Chang, Vincent	500
Charles Newman/Kime Ltd.	1,911
Coe, Eileen	273
Corcoran, James	500
Curtiss, Douglas	500
Czarnik, Alan	250
David, George	273
DiGiacomo, Patrick	273
Elias, L. George	137
English, Clifford	250
Evans, Michael	500
Feinstein, Mark	100
Fryer, Bradley	69
Fryer, Michelle	28
Fryer, Stephanie	28
Ganz, Elinor	250
Gardner, Mark and Barbara	100
Goldfarb, Martin S.	750
Green, Michael	130
Gurley, Henry	65
Hobbs, Janna	35
Jensen, Martin	110
Joyce, Michael	250
Kau, Alan	41
Kendall, Thomas B. and Margaret A.	137
Kone, Jeffrey	546
Laplant, Gary	500
Lobel, William	137
Marach, Roger	250
McCullough, Edward	69
Morano, Christopher	1,000

Morris, George	69
Morrison, Roger	500
Newport Capital Consultants	130
Northrup, Thomas R.	41
Nowak, Albert	273
Pace, George	250
Paulson Investment Co., Inc.	2,867
Peddle Partners, LLP	500
Raciborski, Nathan	250
Reisner, Jeffrey	69
Sanders, Joseph	69
Savin, David	250
Silverberg, Athalie	150
Spring Family Trust	125
Starkey, Craig	500
Stern Family Trust	250
Tewebruso, Ralph	65
Watson, George	69
Weber, Scott	137
Williams, Marilyn	137
Yadgir, James	390

TOTAL	19,046

(1)	Includes 442 shares of preferred stock issued as a penalty for our failure to file a registration statement covering the common stock issuable upon conversion of the preferred stock. The additional shares of common stock issuable upon conversion of the preferred stock have been included in the preferred stock table under “Selling Stockholders.”

(viii) In December 2003, we issued warrants to purchase 100,000 shares each to Bradley F. Pring and Mitchell Pierce in connection with their purchase of common stock as set forth in (v) above. In May 2004, we issued warrants to purchase 75,000 shares and 125,000 to Grant Bettingen, Inc. and Newbridge Securities Corporation, respectively, for investment banking services.

(ix) From time to time, we have issued stock options exercisable under our 1998 Stock Option Plan to our employees and directors.

With respect to the above securities issuances, we relied on Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. No advertising or general solicitation was employed in offering the securities. The securities were issued to a limited number of persons, all of whom were accredited investors as that term is defined in Rule 501 of Regulation D under the Securities Act. All were capable of analyzing the merits and risks of their investment, acknowledged in writing that they were acquiring the securities for investment and not with a view toward distribution or resale, and understood the speculative nature of their investment. All securities issued contained a restrictive legend prohibiting transfer of the shares except in accordance with federal securities laws.

ITEM 27. EXHIBIT INDEX

Number	Exhibit
3.01	Articles of Incorporation of the Registrant, as amended (1)

3.02	Bylaws of the Registrant, as amended (1)

5.01	Opinion of Gary A. Agron regarding legality

10.01	Office Lease (to be filed by amendment)

10.02	1998 Stock Option Plan of the Registrant (1)

10.03	Share Exchange Agreement (Vayala)(2)

14.01	Code of Ethics (2)

20.01	Audit Committee Charter (2)

23.1	Consent of Ehrhardt Keefe Steiner & Hottman, PC, independent registered public accounting firm

23.2	Consent of Gary A. Agron, See 5.01 above

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form S-1 (file number 333-74201) dated June 24, 1999.
(2)	Incorporated by reference to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2003.

ITEM 28. UNDERTAKINGS

The Registrant hereby undertakes:

(a) That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registration of expenses incurred or paid by a director, officer or controlling person to the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) That subject to the terms and conditions of Section 13(a) of the Securities Exchange Act of 1934, it will file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(c) That any post-effective amendment filed will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendment is filed.

(d) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(e) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing Form SB-2 and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Phoenix, Arizona, on June 19, 2004.

Quepasa Corporation

By	/s/ Jeffrey S. Peterson
Jeffrey S. Peterson
Chief Executive Officer

Pursuant to the requirements of the Securities Act, as amended, this Registration Statement has been signed below by the following persons on June 19, 2004.

Signature	Title

/s/ Jeffrey S. Peterson Jeffrey S. Peterson	Chairman of the Board of Directors and Chief Executive Officer

/s/ Charles B. Mathews Charles B. Mathews	Chief Financial Officer (Principal Accounting Officer) and Chief Operating Officer

/s/ Brian Lu Brian Lu	Director

/s/ Juan Carlos Arellano Juan Carlos Arellano	Director

/s/ Marco Delgado Marco Delgado	Director

EXHIBIT INDEX

Number	Exhibit
3.01	Articles of Incorporation of the Registrant, as amended (1)

3.02	Bylaws of the Registrant, as amended (1)

5.01	Opinion of Gary A. Agron regarding legality

10.01	Office Lease (to be filed by amendment)

10.02	1998 Stock Option Plan of the Registrant (1)

10.03	Share Exchange Agreement (Vayala) (2)

14.01	Code of Ethics (2)

20.01	Audit Committee Charter (2)

23.1	Consent of Ehrhardt Keefe Steiner & Hottman, PC , independent registered public accounting firm

23.2	Consent of Gary A. Agron, See 5.01 above

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form S-1 (file number 333-74201) dated June 24, 1999.
(2)	Incorporated by reference to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2003.